UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
             of the Securities Exchange Act of 1934
                      (Amendment No.    )

   Decade Companies Income Properties   A Limited Partnership
               (Name of Subject Company (Issuer))

                     Jeffrey L. Keierleber
          (Name of Filing Person (Issuer and Offeror))

                 Limited Partnership Interests
                 (Title of Class of Securities)

                              n/a
             (CUSIP Number of Class of Securities)

                   Calculation of filing Fee

     Transaction valuation*        Amount of Filing Fee
     $4,206,500                         $387

     *The transaction valuation was calculated by taking 4,700, the number of Limited Partnership Interests offered to purchase by the Offeror, and multiplying it by the purchase price stated in the Offer to Purchase of $895.00 per Interest.

     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Check this box is the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     X    third-party tender offer subject to Rule 14d-1.
          issuer tender offer subject to Rule 13e-4.
     X    going-private transaction subject to Rule 13e-3.
          amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer:

                         SCHEDULE TO
     This Schedule TO relates to the tender offer, severally and
not jointly, by Decade Companies Income Properties   A Limited
Partnership, a limited partnership organized in the State of Wisconsin (the "Partnership") and Jeffrey L. Keierleber (an affiliate of the Partnership and its General Partner) ("Keierleber) to purchase, in aggregate, up to 7,700 Limited Partnership Interests (the "Interests"), at a price of $895.00 per Interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 8, 2002 (the "Offer to Purchase") and in the related Letter of Acceptance (which together constitute the "Offer"). Copies of such documents are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO.

     The Offer is being presented to the Limited Partners by the Partnership and Keierleber. Pursuant to the terms of the Offer, the Partnership is offering to purchase the first 3,000 Interests tendered and Keierleber is offering to purchase up to an additional 4,700 Interests tendered. For purposes of this Schedule TO, Mr. Keierleber is the sole filing person. The Partnership is independently filing its own Schedule TO pursuant to the requirements of Rule 13e-4 and Rule 13e-3. All sections of the Offer to Purchase incorporated by reference into this Schedule TO, are incorporated for the purposes of providing the required disclosures with respect to Keierleber, as necessary.

Item 1.        Summary Term Sheet

     The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2.        Subject Company Information

     The information set forth in the Offer to Purchase under "Summary Term Sheet," "The Offer," "The
Offer Introduction Background," "The Offer Introduction Management of the Partnership," "The Offer Price Range of Interests; Distributions; Trading Volume," "The Offer - Certain Information Concerning the Offerors" and "The Offer Past Contacts, Transactions or Negotiations; Transactions and Agreements Concerning the Interests" and in Appendix B thereto is incorporated herein by reference.

Item 3.        Identity and Background of Filing Person

     The information set forth in the Offer to Purchase under "The Offer," "The Offer Background," "The Offer Management of the
Partnership" and "The Offer Certain Information Concerning the
Offerors" is incorporated herein by reference.

Item 4.        Terms of the Transaction

     The information set forth in the Offer to Purchase under "Summary Term Sheet," "The Offer," "The
Offer Introduction Background," "The Offer - Introduction - Post Offer Plans," "The Offer Introduction Determination of the Purchase Price," "The Offer - Introduction - Interests of Certain Persons in the Offer," "The Offer - Introduction - Certain Effects of the Offer," "The Offer Risk Factors," "The Offer - Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights," "The Offer Certain Federal Income Tax Consequences," "The Offer Number of Interests; Expiration Date; Extension of the Offer," "The
Offer Procedure for Tendering Interests," "The Offer Withdrawal Rights," "The Offer Payment of Purchase Price," "The Offer Certain Conditions of the Offer" and "The Offer - Extension of Tender Period; Termination; Amendments" and the Letter of Acceptance is incorporated herein by reference.

Item 5.        Past Contacts, Transactions, Negotiations and
               Agreements

     The information set forth in the Offer to Purchase under "The Offer - Introduction - Post Offer Plans" and "The Offer Past
Contracts, Transactions or Negotiations; Transactions and
Agreements Concerning the Interests" is incorporated herein by reference.

Item 6.        Purposes of the Transaction and Plans or Proposals

     The information set forth in the Offer to Purchase under " Summary Term Sheet," "The Offer Introduction Background," "The Offer Introduction Post Offer Plans," "The
Offer Introduction Interests of Certain Persons in the Offer," "The Offer Introduction Certain Effects of the Offer," "The Offer Risk Factors" and "The Offer - Past Contacts, Transactions or Negotiations; Transactions and Agreements Concerning the Interests" is incorporated herein by reference.

Item 7.        Source and Amount of Funds or Other Consideration

     The information set forth in the Offer to Purchase under "The Offer Procedure for Tendering Interests Proration," "The
Offer Source and Amount of Funds" and "The Offer Persons Retained; Fees and Expenses" is incorporated herein by reference.

Item 8.        Interest in Securities of the Subject Company

     The information set forth in the Offer to Purchase under "The Offer Past Contracts, Transactions or Negotiations; Transactions and Agreements Concerning the Interests," "The Offer Ownership of Interests" and in Appendix B thereto is incorporated herein by reference.

Item 9.        Persons/Assets, Retained, Employed Compensated or
               Used

     The information set forth in the Offer to Purchase under "Summary Term Sheet" and "The Offer Persons Retained; Fees and
Expenses" is incorporated herein by reference.

Item 10.  Financial Statements

     The audited financial statements for the Partnership for the fiscal years ended December 31, 2001 and 2000 are incorporated herein by reference to the Partnership's current report on Form 10-KSB filed on March 28, 2002. This report is available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission (the "SEC") at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or 233 Broadway, New York, New York 10279 or CitiCorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can also be obtained at a prescribed rate from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or free of charge at the web site maintained by the SEC at www.sec.gov. Additional information set forth in the Offer to Purchase in Appendix A and under "The Offer Certain Information Concerning the Offeror" is incorporated herein by reference.

     No information is being disclosed pursuant to this Item 10 about Mr. Keierleber because such disclosure is immaterial to the Offer. Financial information about Mr. Keierleber is immaterial because the Offer is for cash consideration and he has the funds available.

Item 11.  Additional Information

     The information set forth in the Offer to Purchase and the Letter of Acceptance is incorporated herein by reference.

Item 12.  Exhibits

     (a)(1)(A) Offer to Purchase, dated April 8, 2002.

     (a)(1)(B) Form of Letter of Acceptance

     (a)(1)(C) Form of Cover Letter to Limited Partners

Item 13.  Information Required by Schedule 13e-3

(a) Purposes, Alternatives, Reasons and Effects. The information set forth in the Offer to Purchase under "The
     Offer Introduction Background," "The Offer Introduction Post Offer Plans," "The Offer Introduction Certain Effects of the Offer," "The Offer Risk Factors" and "The Offer - Certain Federal Income Tax Consequences" is incorporated herein by reference.

(b Reports, Opinions, Appraisals and Negotiations. The information set forth in the Offer to Purchase under "The Offer Introduction Determination of the Purchase Price" and "The Offer Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights" is incorporated herein by reference.

(c) The Solicitation or Recommendation. The information set forth in the Offer to Purchase under "Summary Term Sheet," "The
     Offer," "The Offer Introduction Background" and "The
     Offer Introduction Interests of Certain Persons in the Offer" is incorporated herein by reference.

(d) Fairness of the Going-Private Transaction. The information set forth in the Offer to Purchase under "The Offer - Introduction - Determination of the Purchase Price" and "The Offer - Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approval Required; No Appraisal Rights" is incorporated herein by reference.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: April 8, 2002


                                   By:  /s/ Jeffrey L. Keierleber
                                        Jeffrey L. Keierleber

Exhibit (a)(1)(A) Offer to Purchase, dated April 8, 2002

DECADE COMPANIES INCOME PROPERTIES - A LIMITED PARTNERSHIP
Offer for Cash
Up to 7,700 Limited Partnership Interests
At $895.00 net per Interest

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT MIDNIGHT, CENTRAL TIME,
         ON MAY 7, 2002, UNLESS THE OFFER IS EXTENDED.
                        ---------------
 Decade Companies Income Properties - A Limited Partnership, a Wisconsin limited partnership (the "Partnership"), and Jeffrey L.
 Keierleber, an affiliate of the partnership (collectively, the
   "Offerors"), are offering to purchase up to 7,700 Limited Partnership Interests ("Interests") of the Partnership at $895.00 per Interest (the "Purchase Price"), net to the seller in cash, on the terms and subject to the conditions set forth herein and in the related Letter of Acceptance (which together constitute the "Offer"). Unless the Offer is modified, in the event that more than 7,700 Interests are tendered, the tendered Interests will be prorated for payment unless the Offerors determine to increase the number of Interests sought in the Offer.  See "The
    Offer -- Procedure for Tendering Interests." This Offer incorporates by reference the Partnership's audited financial statements contained its Form 10-KSB for the year ended December
                           31, 2001.
                        ---------------
The Offer is not conditioned on any minimum number of interests being tendered. The Offer is, however, subject to certain other conditions. See "The Offer -- Certain Conditions of the Offer."
                        ---------------
  This transaction has not been approved or disapproved by the
   Securities and Exchange Commission or any State Securities Regulator nor has the Commission or State Securities Regulator
passed upon the fairness or merits of such transaction nor upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.
                        ---------------
   Neither the Partnership nor its General Partner makes any recommendation to any Limited Partner as to whether to tender any Interests. Each Limited Partner must make his or her own decision as to whether to tender Interests and, if so, how many Interests to tender. No executive officer of the General Partner or any of its affiliates intends to tender Interests pursuant to the Offer.
                        ---------------
        In deciding whether to tender, please consider:

(a) Jeffrey L. Keierleber controls the general partner of the Partnership, and Mr. Keierleber may acquire sufficient Interests to control a majority of the outstanding Interests and thus effectively be able to control the vote on matters for which Limited Partners in the Partnership have voting rights.
(a) The interests of the Offerors in purchasing Interests at the offer price may conflict with the interests of Limited Partners in obtaining a higher price (see "The Offer -- Introduction -- Determination of the Purchase Price").
(a) The Offerors have not yet performed a valuation of the Partnership's remaining properties and have only estimated the current net realizable value of the properties owned by the Partnership. However, the Offerors intend to obtain valuations and may increase the Purchase Price depending upon the results of the valuation (see "The Offer -- Introduction -
     - Determination of Purchase Price").
(a) The Offerors' purchase of Interests will reduce the number of Limited Partners and the number of Interests that may otherwise trade, thereby possibly adversely affecting the liquidity and market value of the remaining Interests (see "The Offer -- Introduction --Certain Effects of the Offer").
(a) The number of Limited Partners may be reduced below 300 by reason of the Offer, which would allow the termination of registration of the Interests under the Securities Exchange Act of 1934 (the "Exchange Act"), which termination would substantially reduce the information required to be furnished by the Partnership to holders of the Interests and which would make certain provisions of the Exchange Act with respect to "going private" transactions no longer applicable to the Partnership (see "The Offer -- Introduction -- Certain Effects of the Offer").
(a) The General Partner intends to seek approval of additional amendments to the Limited Partnership Agreement (see "The Offer -- Introduction -- Post Offer Plans").

                        ---------------
                           IMPORTANT

     Any Limited Partner desiring to tender all or any portion of his or her Interests should complete and sign the Letter of Acceptance or a photocopy thereof in accordance with the instructions in the Letter of Acceptance and mail or deliver it, and any other required documents, to the Offerors.
                        ---------------
     No person has been authorized to make any recommendation on behalf of the Partnership as to whether Limited Partners should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Acceptance. If given or made, such recommendation and such information and representations must not be relied upon as having been authorized by the Offerors.

April 8, 2002

     The Offer and withdrawal rights will expire at Midnight, Central Time, on May 7, 2002, unless the Offer is extended.

     A summary of the principal terms of the Offer entitled
"Summary Term Sheet" appears on the next few pages. However, you should read this entire document carefully before deciding whether to tender your Interests.

     If you tender all or any portion of your Interests, you will be subject to certain risks, including:

(a) The Purchase Price per Interest, while higher than any previous transaction, may be less than the fair market value and the ultimate liquidation value of the Interests.
(a) As a result of your tender you may have a taxable gain and may have to pay Partnership taxes.
(a) If you tender all your Interests, you will no longer have rights to any future distributions, including any distribution of proceeds from the sale of properties.
(a) There is a conflict of interest between Limited Partners who tender Interests in the Offer, Limited Partners who do not tender, and the General Partner of the Partnership, which creates a risk that the Purchase Price will be less than the ultimate value of the Interests.

     If you continue to hold all or any portion of your Interests, you will be subject to certain risks, including:

(a) You may not in the future be able to obtain a higher price for your Interests than is being offered hereby.
(a) Because there is no developed market for the Interests, you may be prevented from being able to sell or receive fair value for your investment.
(a) Because of provisions in the Partnership Agreement designed to avoid certain tax consequences, there may be restrictions on your ability to transfer your Interests.
(a) Mr. Keierleber may purchase a majority of the outstanding Interests and be able to effectively control all matters requiring a vote of Limited Partners, including amendments to the Limited Partnership Agreement.
(a) The Partnership has no current plans to liquidate, but is reserving all rights to consider plans to liquidate.
(a) If tenants occupying some of the Partnership's properties experience financial difficulties or do not renew their leases, it could harm the Partnership's financial operations.
(a) The Partnership may acquire additional properties with risks that are unknown at this time.
(a) There are significant general economic risks associated with investments in real estate in general.

See "RISK FACTORS" at page 13 of this Offer.

     Questions and requests for assistance or for additional copies of this Offer, the Letter of Acceptance and any other documents relating to this Offer may be directed to Mr. Michael
G. Sweet, Decade Companies Income Properties, 250 Patrick Boulevard, Suite 140, Brookfield, Wisconsin 53045.


             The date of this Offer is April 8, 2002.

                        SUMMARY TERM SHEET


(a) THE OFFERORS. The Partnership and Jeffrey L. Keierleber, severally and not jointly, are making this Offer to all Limited Partners. The Partnership will purchase the first 3,000 Interests tendered using existing cash reserves to pay for such Interests. Thereafter, Mr. Keierleber will purchase the next 4,700 Interests tendered with his own funds.

(a)  OFFER.  The Offerors are offering to purchase up to 7,700
     Interests (or approximately 58% of the currently outstanding
     Interests) that are not owned by Mr. Keierleber or certain of his affiliates. See "The Offer."

(a)  OFFERING PRICE.  The Offerors will purchase tendered
     Interests in cash for $895.00 per Interest.  See "The Offer
     -- Introduction -- Determination of the Purchase."

(a) FACTORS IN DETERMINING THE PURCHASE PRICE. In determining the Purchase Price per Interest, considered, among other things, are the following:

     (a) The per Interest price paid to Limited Partners in previous repurchases over the last three years (between $500-$600). See "The Offer -- Introduction -- Determination of the Purchase Price."
     (a) The per Interest price paid to Limited Partners in secondary market transactions of which the Offerors are aware over the last three years at prices ranging from $500 to $551 per Interest. See "The Offer -- Introduction -- Determination of the Purchase Price."
     (a) The absence of a trading market for the Interests. See "The Offer -- Introduction -- Determination of the Purchase Price."
     (a) Our estimates of the potential selling price of the Partnership properties, adjusted for estimated selling, liquidation and other expenses and discounts. See "The Offer -- Offer on Properties."
     (a) The third party offers received on the properties. See "The Offer -- Introduction -- Determination of the Purchase Price."
     (a) An unaffiliated March 2002 offer of $550 per Interest for a limited number of Interests.
     (a)  See "The Offer -- Introduction -- Determination of the
          Purchase Price."

(a) CONDITIONS TO THE OFFER. The Offerors are offering to purchase outstanding Interests from all Limited Partners. The Offer is not conditioned on the tender of any minimum number Interests. The Offerors will not, however, accept your tender if, as a result of the tender, you would continue to be a Limited Partner and would hold fewer than three (3) Interests, or two (2) Interests in the case of an IRA (which is the minimum requirement under the Partnership Agreement). There are a number of conditions to the Offer, including the absence of certain changes in the Partnership and the absence of certain changes in the financial markets. See "The Offer -- Certain Conditions of the Offer."

(a) PURPOSE OF THE OFFER. The purpose of the Offer is to provide Limited Partners an opportunity to sell Interests at a price higher than reported transactions in the last three years. Depending on the number of Interests tendered, the Partnership may also be able to reduce its annual operating costs if it is able to terminate its reporting obligations under the Securities Exchange Act of 1934. In addition, and depending upon the number of tenders, Mr. Keierleber may be able to acquire a majority of the Partnership Interests.
     See "The Offer."

(a) RIGHT TO EXTEND THE EXPIRATION DATE. The Offer expires on May 7, 2002, Midnight, Central Time, but may be extended by the Offerors beyond the expiration date by providing you with oral or written notice of the extension. See "The Offer -- Extension of Tender Period; Termination; Amendments."

(a) HOW TO TENDER YOUR INTERESTS. To tender your Interests, complete and sign the accompanying Letter of Acceptance included in these materials, and send it to Decade Companies Income Properties, 250 Patrick Boulevard, Suite 140, Brookfield, Wisconsin 53045, or transmit via facsimile to Decade Companies Income Properties at 262-792-0808 by Midnight, Central Time on May 7, 2002. See "Procedure for Tendering Interests."

(a) WITHDRAWAL RIGHTS. You can withdraw your Interests at any time prior to the expiration of our Offer, including any extensions and within 7 days of your tender. Additionally, if the Offer has not been paid as of June 7, 2002, thereafter you may also withdraw your Interests from the Offer. See "The Offer -- Withdrawal Rights."

(a) HOW TO WITHDRAW. To withdraw your Interests, you need to send a notice of withdrawal to the Offerors. This notice must be in writing and received by the Offerors at 250 Patrick Boulevard, Suite 140, Brookfield, Wisconsin 53045 or via facsimile at 262-792-0808 on or before the expiration date. If you file a notice of withdrawal it must specify the name of the person withdrawing the tender and the amount of Interests previously tendered that are being withdrawn. See "The Offer -- Withdrawal Rights."

(a) PAYMENT FOR YOUR INTERESTS. If you tender your Interests and the Offerors accept your tender, the Offerors will pay the price of any of your Interests which they purchase by sending you a check. The Offerors intend to deliver all checks to the post office by first class postage-prepaid within five business days after the expiration date. See "The Offer -- Payment of Purchase Price."

(a) PRORATION TERMS. Upon the terms and subject to the conditions of the Offer, the Offerors will accept for purchase all Interests tendered by the expiration date, provided that in the event more than 7,700 Interests are tendered by the Expiration Date, the Offerors will prorate purchases, unless the Offerors determine to increase the number of Interests to be purchased in this Offer.

     In the event of a proration, the Offerors will first accept all of the tenders from Limited Partners who own fewer than 100 Interests and who tender all of their Interests by the Expiration Date. If this amount is still in excess of 7,700 and the Offerors do not increase the number of Interests to be purchased in this Offer, the Offerors will prorate purchases based upon the ratio of the number of Interests tendered by each Limited Partner who tendered all of its Interests and who owns fewer than 100 Interests by the expiration date to the total number tendered by all Limited Partners who tender all of their Interests and who own fewer than 100 Interests on the expiration date. In prorating purchases, the Offerors intend to purchase an amount so that a tendering Limited Partner, after proration, will hold three or more Interests or two or more in the case of an IRA, and no fractional Interests (as required by the Partnership Agreement).

     After this category of tendering Limited Partners has been satisfied and if there are any funds to purchase any other Interests tendered and a proration is necessary, the Offerors will prorate purchases from Limited Partners who tendered some, but not all, of their Interests or who own 100 Interests or more based upon the ratio of the number of Interests tendered by each Limited Partner to the total remaining number of Interests tendered, provided that the Offerors may round the prorated amount such that a Limited Partner after the Offer will hold at least three Interests, or two in the case of an IRA, and will not hold any fractional Interests.

     See "The Offer -- Procedure for Tendering Interests."

(a) CERTAIN EFFECTS OF THE TENDER OFFER. As a result of the Offer, Mr. Keierleber, affiliates of the General Partner, and, to a lesser degree, Limited Partners who do not tender their Interests, will have a greater share of the equity,
     profit, and losses of the Partnership.   Limited Partners
     who tender their Interests will no longer share in future earnings, distributions, or growth of the Partnership, if any. Further, the Limited Partners who tender will no longer share in the risks associated with achieving such earnings or the potential to realize greater value for their Interests. The General Partner and its affiliates may also benefit by receiving certain fees and distributions pursuant to the Partnership Agreement. Depending upon the number of Interests acquired, Mr. Keierleber may own a majority of the Interests and be able to control the votes for matters which Limited Partners have voting rights. Additionally, if there are fewer than 300 Limited Partners remaining after the Offer, the Partnership may be eligible to terminate its registration with the Securities and Exchange Commission. See "The Offer Introduction--Interests of Certain Persons in the Offer," "The Offer Introduction--Certain Effects of the Offer" and "The Offer Introduction--Post Offer Plans."

(a) TAX CONSEQUENCES. Your sale of Interests in this Offer will be a taxable transaction for federal income tax purposes. The consequences to each Limited Partner may vary and you should consult your tax advisor on the precise tax consequences to you. See "The Offer -- Certain Federal Income Tax Consequences."

(a)  AVAILABILITY OF FUNDS.  Both the Partnership and Mr.
     Keierleber currently have funds available to purchase all of the Interests sought in the Offer. See "The Offer -- Source and Amount of Funds."

(a) PLANS TO PURCHASE REPLACEMENT PROPERTY. The Partnership may use the proceeds held in an exchange escrow established upon the Partnership's sale of the Meadows II Apartments to purchase a qualified replacement property (or properties) prior to July 30, 2002. If the Partnership purchases a qualified replacement property (or properties) on or before the expiration date, the Partnership will prepare and disseminate supplemental materials describing the qualified replacement property (or properties) and the terms of the transaction. See "The Offer -- Introduction -- Post Offer Plans."

(a) PLANS TO PROPOSE AMENDMENTS. Prior to completion of the Offer, the General Partners may propose one or more amendments to the Partnership Agreement. These amendments would have the general effect of providing the Partnership with a right of refusal upon the sale or transfer of any Interests by a Limited Partner. See "The Offer -- Introduction -- Post Offer Plans."

(a) QUESTIONS. Questions and requests for assistance, or for additional copies of this Offer and the Letter of Acceptance may be directed to the Partnership at its offices at 250 Patrick Boulevard, Suite 140, Brookfield, Wisconsin 53045-5864, telephone (262) 792-9200, facsimile (262) 792-0808,
     Attention:  Mr. Michael G. Sweet.

                     -----------------------

                            IMPORTANT

     Any Limited Partner wishing to tender all or any portion of their Interests should complete and sign the enclosed Letter of Acceptance in accordance with the instructions in the Offer and Letter of Acceptance and the substitute Form W-9 and any other required documents and deliver such documents to the Partnership.

     Limited Partners tendering all or any portion of their Interests are subject to certain risks. See "RISK FACTORS" beginning on page 13.

     The Offer is not conditioned on the tender of any minimum number of Interests; provided, however, the Offeror will not accept your tender if, as a result of the tender, you would continue to be a Limited Partner and would hold fewer than three Interests, two Interests in the case of an IRA (as required by the Partnership Agreement). The Offer contains certain conditions described in "The Offer--Certain Conditions of the Offer."

     Neither of the Offerors are making any recommendation to you regarding whether to tender or refrain from tendering your interests. You must make your own decision regarding whether to tender interests, and, if so, how many of your interests to tender.

               -----------------------------------
                        TABLE OF CONTENTS

                                                             PAGE

SUMMARY TERM SHEET . . . . . . . . . . . . . . . . . . . . . . .v
THE OFFER. . . . . . . . . . . . . . . . . . . . . . . . . . . .1
     1.   INTRODUCTION . . . . . . . . . . . . . . . . . . . . .2
          A.   Background. . . . . . . . . . . . . . . . . . . .2
          B.   Management of the Partnership . . . . . . . . . .3
          C.   The Apartments. . . . . . . . . . . . . . . . . .4
          D.   Annual Rental Information . . . . . . . . . . . .5
          E.   Lease Expirations   . . . . . . . . . . . . . . .5
          F.   Offer on Properties . . . . . . . . . . . . . . .6
          G.   General Information . . . . . . . . . . . . . . .7
          H.   Post Offer Plans. . . . . . . . . . . . . . . . .7
          I.   Determination of the Purchase Price . . . . . . 10
          J.   Interests of Certain Persons in the Offer . . . 11
          K.   Certain Effects of the Offer. . . . . . . . . . 12
     2.     RISK FACTORS.. . . . . . . . . . . . . . . . . . . 13
     3.    CERTAIN FEDERAL INCOME TAX CONSEQUENCES.. . . . . . 15
     4.    FAIRNESS OF THE TRANSACTION; REPORTS, OPINIONS,
          APPRAISALS AND CERTAIN NEGOTIATIONS; NO APPROVALS
          REQUIRED; NO APPRAISAL RIGHTS. . . . . . . . . . . . . . . . . 18
     5.    NUMBER OF INTERESTS; EXPIRATION DATE; EXTENSION
          OF THE OFFER . . . . . . . . . . . . . . . . . . . . 19
     6.    PROCEDURE FOR TENDERING INTERESTS.. . . . . . . . . 20
     7.    WITHDRAWAL RIGHTS . . . . . . . . . . . . . . . . . 24
     8.    PAYMENT OF PURCHASE PRICE.. . . . . . . . . . . . . 24
     9.    CERTAIN CONDITIONS OF THE OFFER . . . . . . . . . . 25
     10.    PRICE RANGE OF INTERESTS; DISTRIBUTIONS; TRADING
          VOLUME . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
     11.   CERTAIN INFORMATION CONCERNING THE OFFERORS . . . . 28
     12.  SOURCE AND AMOUNT OF FUNDS . . . . . . . . . . . . . 29
     13.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS;
          TRANSACTIONS AND AGREEMENTS CONCERNING THE INTERESTS.. . . . . 29
     14.   OWNERSHIP OF INTERESTS. . . . . . . . . . . . . . . 30
     15.   EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS. 31
     16.   PERSONS RETAINED; FEES AND EXPENSES.. . . . . . . . 32
     17.   MISCELLANEOUS.. . . . . . . . . . . . . . . . . . . 32

Appendix A     PRO FORMA INFORMATION . . . . . . . . . . . . . 33
Appendix B     LIMITED PARTNERSHIP ACTIVITY. . . . . . . . . . 40

                 To the holders of Interests of
  Decade Companies Income Properties - A Limited Partnership:

                           THE OFFER

     Decade Companies Income Properties -- Limited Partnership, a Wisconsin limited partnership (the "Partnership") and Jeffrey L. Keierleber, severally and not jointly, (collectively, the "Offerors") are offering to purchase up to 7,700 of the Limited Partnership Interests ("Interests"), at $895.00 per Interest (the "Purchase Price"), net to the seller in cash, on the terms and subject to the conditions set forth herein and in the related Letter of Acceptance (which together constitute the "Offer"). Jeffrey L. Keierleber, an individual, is currently a general partner in the General Partner of the Partnership. Accordingly, Mr. Keierleber is an affiliate of the Partnership. The address of the principal executive offices of the Partnership is 250 Patrick Boulevard, Suite 140, Brookfield, Wisconsin 53045, and its telephone number is (262) 792-9201. The Partnership will purchase up to the first 3,000 Interests tendered and Mr. Keierleber will purchase up to the next 4,700 Interests tendered.

     The Offer is not conditioned on any minimum number of Interests being tendered. The Offer is, however, subject to certain other conditions. See "The Offer Certain Conditions of the Offer." For accounting purposes, the Offer will be accounted for by the Partnership as a repurchase of Interests and Mr. Keierleber's purchases will not impact accounting by the Partnership.

     Tendering Limited Partners will not be obligated to pay brokerage commissions, solicitation fees, transfer fees or transfer taxes on the purchase of Interests by the Offerors. However, any tendering Limited Partner who fails to complete and sign the substitute Form W-9 that is included in the Letter of Acceptance may be subject to a required federal income tax backup withholding of 31% of the gross payments payable to such Limited Partner pursuant to the Offer.

     The Offerors make no recommendation to any Limited Partner as to whether to tender any interests. Each Limited Partner must make his or her own decision as to whether to tender Interests and, if so, how many Interests to tender. The Offerors have been advised that no executive officer of the General Partner or any of its affiliates intends to tender Interests pursuant to the Offer.

     As of April 5, 2002, the Partnership had 13,261.51 Interests issued and outstanding. As of April 5, 2002, there were approximately 1,129 Limited Partners. The Interests are not currently registered for trading on any exchange. If Mr. Keierleber purchases 4,700 Interests under this Offer and the Partnership acquires 3,000 Interests, Mr. Keierleber will own 77% of the then outstanding Interests.

1.   INTRODUCTION

     A.   Background

     The Partnership is a limited partnership formed in 1985 under the Wisconsin Uniform Limited Partnership Act.

      Jeffrey L. Keierleber, an affiliate of the Partnership, and the Partnership, severally and no jointly, are making the Offer to offer Limited Partners who require or desire liquidity the opportunity to receive cash for their Interests. Each Limited Partner has the opportunity to make an individual decision on whether or not to tender Interests pursuant to the Offer. Among other reasons, Mr. Keierleber is also making the Offer to acquire control of a majority of the Partnership Interests. The Partnership is making the Offer to provide Limited Partners an opportunity to tender their Interests and immediately receive cash. The Offerors believe that there are both Limited Partners who desire to sell their Interests immediately for cash in order to obtain liquidity, and Limited Partners who desire to retain their Interests in order to benefit from any future appreciation that may be realized from continued operation and eventual sale of a qualified replacement property (or properties). This Offer is now being conducted, for among other reasons, (i) to accommodate the differing goals of both groups of Limited Partners, (ii) as a result of the sale of the Meadows II, and
(iii) the Partnership is aware of a "mini tender" by an unaffiliated third party to purchase Interests at $550 per Interest and the Offerors want to offer Limited Partners an alternative to that "mini tender."

     Neither of the Offerors is making any recommendation to Limited Partners as to whether to tender Interests.

     All questions as to the number of Interests to be accepted and the validity, form, eligibility (including the time or receipt) and acceptance for payment of any tender of Interests will be determined by the Offerors, in their sole discretion, which determination will be final and binding on all parties.
The Offerors reserve the right to reject any and all tenders they determine not to be in proper form or the acceptance of which, in the opinion of their counsel, may be unlawful.

     The Partnership currently is engaged solely in the business of owning and operating residential apartments. In January 1989, the Partnership acquired The Meadows II Apartments, a 316- unit apartment complex located in Madison, Wisconsin, which was sold
in January 2002.   In February 1990, the Partnership acquired
Town Place Apartments, a 240-unit apartment complex located in Clearwater, Florida. In November 1993, the Partnership acquired Pelican Sound Apartments, a 379-unit apartment complex located in St. Petersburg, Florida. The two Apartment complexes currently owned by the Partnership are collectively referred to as "the Apartments" throughout this Offer.

     B.   Management of the Partnership

     Directors and Executive Officers.

     Neither the Partnership nor Decade Companies, a general partnership and its General Partner, have a Board of Directors. Rather, the Partnership is managed by Decade Companies, in its capacity as General Partner of the Partnership. Mr. Keierleber is the sole individual general partner of Decade Companies and is the president of the corporate General Partner of Decade Companies.

     Mr. Jeffrey Keierleber (age 48), is a licensed real estate broker and owns and manages real estate. He is the sole director of the corporate General Partner of the Partnership and for various other limited partnerships and serves as a co-General Partner in the public limited partnerships sponsored by affiliates of Decade Companies, and he is a General Partner of the Partnership in all of the non-public limited partnerships sponsored by affiliates of Decade Companies. Mr. Keierleber is a shareholder, officer, and director of a number of privately held and affiliated corporations, often with a focus in real estate or related services.

     Decade 80, Inc., a corporation wholly owned by Mr. Keierleber ("Decade 80"), was admitted as a general partner of the General Partner of the Partnership in December 1992. Mr. Keierleber is the sole director and President of Decade 80 and
Mr. Michael G. Sweet is its Secretary.  See "The Offer   Certain
Information Concerning the Offerors" and "the Offer   Ownership
of Interests" for additional information regarding the Offerors and their affiliates.

     Significant Employees of Affiliates Who Provide Services to the Partnership

     The names, ages and business experience of significant employees of the General Partner and its affiliates are as follows:

          Mr. Steven Cooper (age 57), is a Certified
          Property Manager and has served as
          Vice-President of Decade Properties, Inc.
          ("DPI").  DPI is a provider of property
          management services to the Partnership since
          1986.  Mr. Cooper also serves as the lead
          Property Manager for all properties managed by DPI and allocates a portion of his time to the direct on site management of those properties and staff.

          Mr. Michael G. Sweet (age 52), is a Certified
          Public Accountant and has served as the
          Controller of Decade Companies and
          Partnership Manager of the Decade-sponsored
          Partnerships since 1982, and as an officer and/or director of various affiliated entities since 1988.

     Family relationships.

     There is no family relationship between any of the foregoing individuals.

     C.   The Apartments

     The following paragraphs provide information about the Partnerships' remaining investments.

     i.   Pelican Sound Apartments
          10200 Gandy Boulevard
          St. Petersburg, Florida   33702

          The apartments were built in 1988 and consist of 379 one and two bedroom air conditioned living units with individual washers and dryers. The units range in size from 505 square feet to 895 square feet. The complex consists of 13 two and three-story wooden frame with brick veneer garden apartment buildings plus a 1,961 square foot clubhouse/leasing office on approximately 21.59 acres. The complex includes a swimming pool with jacuzzi, two tennis courts, 569 parking spaces, and an exercise room available for all residents.

          The complex is located in the "Gateway" region of St. Petersburg, on Gandy Boulevard approximately one mile west of the Gandy Bridge. The location provides easy access to both the Pinellas and Hillsborough business districts and the location is considered by the General Partner to be a positive growth area for both commercial and residential developments.

     ii.  Town Place Apartments
          2545 N.E. Coachman Road
          Clearwater, Florida   33575

          The apartments were built in 1985 and consist of 240 one and two bedroom units. The units range in size from 540 square feet to 1,036 square feet. The complex consists of 24 buildings plus an office on approximately 25.7 acres. The complex includes a swimming pool with Jacuzzi, two tennis courts, volleyball court, a 6.7 acre lake, clubhouse, 365 parking spaces, and a laundromat for all residents.

          The property is located on the south side of N. E. Coachman Road approximately one mile northwest from the intersection of U.S. Highway 19 and Route
          60.  The surrounding neighborhood primarily
          consists of well established, fully developed, residential properties with supporting commercial facilities lining the major thoroughfares. The improvements in the neighborhood contain a mixture of commercial and residential uses. The main traffic arteries are typically lined with commercial improvements, including offices, service stations, convenience stores, restaurants, service shops, auto sales/repair facilities, banks, and other commercial uses. The balance of the surrounding areas are primarily developed with a mixture of single family and multiple family development. Clearwater Beach, Florida is approximately seven miles from the property.

     D.   Annual Rental Information

     The average effective annual rental rate per rental unit is as follows:

                              Number         Year Ended December
                                             31,
                              of Units        2001          2000
     Pelican Sound       379            $7,482         $7,138
     Town Place               240            $6,868         $6,75
                                                            5

     E.   Lease Expirations

     All leases as of December 31, 2001 are short term and scheduled to expire in 2002.

     The approximate number of tenants whose leases will expire in 2002 are as follows:

                    Pelican Sound                 340 tenants
                    Town Place                    199 tenants

     The approximate total area in square feet covered by such leases that will expire in 2002 are as follows:

                    Pelican Sound                 233,000 square
feet
                    Town Place                    167,000 square
feet

     The approximate annual rental represented by such leases that will expire in 2002 is as follows:

                    Pelican Sound                 $1,416,000
                    Town Place                    $   810,000

     The percentage of gross annual rental represented by such leases that will expire in 2002 is 100% for each property.

     F.   Offer on Properties

     In its ordinary course of operations, the Partnership has received offers to purchase of its properties. The Partnership has received numerous oral and written offers during 1999, 2000, and 2001, all containing conditions, with prices as described below:

     Pelican Sound - 1999: The Partnership received and rejected or countered three offers for Pelican Sound Apartments (or expressions of interests to such effect). The proposed prices ranged from a low of $16.5 million to a high of $18.0 million, with an average price of $17.4 million.

     Pelican Sound - 2000: The Partnership received and rejected or countered two offers for Pelican Sound Apartments (or expressions of interests to such effect) $18.2 million and $20.0 million. These were not considered to be firm offers and contained unknown contingencies which were deemed to be unacceptable.

     Pelican Sound - 2001: The Partnership did not receive any offers.

     The Meadows II - 1999: The Partnership did not receive any offers.

     The Meadows II - 2000: The Partnership did not receive any offers.

     The Meadows II - 2001: The Partnership received six offers (or expressions of interest to such effect) for The Meadows II Apartments. Five of the offers included one or more other properties owned by affiliated partnerships. The prorated amount of the offers for Meadows II ranged from a low of $13.1 million to a high of $14.5 million, with a prorated average price of $14.0 million. The Partnership accepted a higher offer for $15,956,436, approximately $1.5 million above the next highest offer, and sold the property in January 2002. The proceeds of The Meadows II are being held for potential investment.

     Town Place - 1999: The Partnership received and rejected or countered four offers for Town Place
     Apartments (or expressions of interests to such effect). The proposed offers ranged from a low of $11.1 million to a high of $12.0 million, with an average offer of $11.5 million, all containing contingencies and without a certainty of closing.

     Town Place - 2000: The Partnership did not receive any offers.

     Town Place - 2001: The Partnership did not receive any offers.

     The General Partner will continue to consider offers for sale of the Partnership's remaining two properties, but there can be no assurance that either will be sold during the current year or at any particular time or price.

     The Partnership does not believe it is dependent upon any single tenant or small groups of tenants for its operating success. The loss of any one, or a small group of tenants would not have a material adverse effect on the financial condition of the Partnership. The Partnership does not foresee any events or market trends which would have a materially adverse effect upon the Partnership's revenues, except for increased competition for residents.

     The real estate operation of the Partnership, including the value of its real estate holdings, may be affected by many factors over which the Partnership has limited or no control, including changes in general and local economic conditions, interest rate levels, availability and terms of financing, changes in tax laws and fluctuations in operating costs. The principal factors affecting rental rates and occupancy levels include location, ease of access, amenities, and the quality of property management services.

     G.   General Information

     At the close of business on December 31, 2001, the Partnership's 13,397.27 Interests were held by 1,141 Limited Partners. The General Partner of the Partnership is Decade Companies - A General Partnership (of which Jeffrey Keierleber and Decade 80, Inc. are the general partners). The principal offices of Decade Companies and the Partnership are located at 250 Patrick Blvd., Suite 140, Brookfield, Wisconsin 53045-5864, Telephone (262) 792-9200.

     H.   Post Offer Plans

     Following the consummation of the Offer, except as discussed below, it is expected that the business and operations of the Partnership will be continued by the Partnership substantially as they are currently being conducted. Except as discussed below, Mr. Keierleber, Decade Companies and Decade 80, nor any affiliate thereof, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Partnership or the disposition of securities of the Partnership; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership;
(c) a sale or transfer of a material amount of assets of the Partnership; (d) any change in the present management of the Partnership; (e) any material change in the present distribution policy or capitalization or indebtedness of the Partnership; or
(f) any other material change in the Partnership's structure or business.

     The General Partner has identified and is considering the following options or some combination thereof:

          Continually evaluate the real estate market, and depending on the conditions of the market, consider the sale one or more of the Partnership's properties.

          Begin a partial liquidation of the Partnership, whereby the net proceeds from the sale of The Meadows II now held in the exchange escrow would be distributed pro rata to all remaining Limited Partners, and then continue to own and operate the Partnerships remaining two properties.

          Begin a complete liquidation of the Partnership, whereby the net proceeds from the sale of The Meadows II now held in the exchange escrow would be distributed pro rata to all Limited Partners, and then the Partnership would sell the remaining two properties, distribute the net proceeds to the Partners, and wind-up and terminate the Partnership.

          Use the net proceeds from the sale of The Meadows II to pay down the outstanding mortgage debt on the other two properties to reduce the debt service burden, and thus allow those properties to increase their cash flow.

          Use the net sale proceeds held in an exchange escrow established upon the Partnership's sale of The Meadows II Apartments to purchase a qualified replacement property (or properties). The sale of The Meadows II Apartments was structured as a deferred exchange and the net sales proceeds of approximately $6.66 million were placed into an exchange escrow. The exchange transaction must be completed within 180 days from the closing date of the sale of The Meadows II Apartments (i.e., by July 30, 2002).

          Use the net proceeds from the sale of The Meadows II to partially fund a repurchase offer by the Partnership to purchase and retire Interests held by Limited Partners, whereby some Limited Partners would receive cash for their Interests and the other Limited Partners would not receive cash but would increase their percentage ownership in the Partnership.

     The Partnership may take other actions to reduce the number of Limited Partners to fewer than 300 in order to qualify to terminate the registration of the Interests under the Exchange Act. The termination of registration of the Interests under the Exchange Act would likely reduce certain of the Partnership's administrative costs, such as legal, accounting, printing, mailing and investor communications expenses, and would reduce the information required to be furnished by the Partnership to the Securities and Exchange Commission and the Limited Partners. The termination of registration will also make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), no longer applicable and suspend the requirement to file reports pursuant to Section 15(d). If you tender your Interests pursuant to this Offer, you will not receive any further distributions from the Partnership, even if the related transaction occurred before the Offer.

     The Partnership is also considering seeking the Limited Partners' approval to amend the Partnership Agreement to provide the Partnership with a right of first refusal upon the sale or transfer of any Interest by a Limited Partner. Under the right of first refusal, the Partnership would have the right to purchase and retire any Interests that Limited Partners wish to sell, transfer or encumber. If the Partnership seeks such an amendment, it will distribute a proxy statement describing the proposed changes.

     The Offerors' purchase of Interests pursuant to the Offer will reduce the number of Limited Partners and the number of Interests that might otherwise trade and, depending on the number of Interests so purchased, could adversely affect the liquidity and market value of the remaining Interests, although there is currently no established trading market for the Interests.

     Because a possible consequence of the Offer may be that the Partnership would no longer be required to file reports under the Exchange Act, the Offer is subject to the requirements of Wisconsin Administrative Code Section SEC 6.05. Section SEC 6.05 permits such a transaction to occur if the following conditions are met: (1) the terms of the transaction, including compensation for the equity securities to be purchased, are fair to all holders of the securities; (2) the issuer has delivered to each holder of the securities and has filed with the Wisconsin Division of Securities a complete and accurate description of the transaction at least 20 days prior to any purchase or shareholder vote authorizing the purchase; (3) non-affiliated security holders are treated no less favorably in connection with the transaction than any affiliates; and (4) the Wisconsin Department of Financial Institutions, Division of Securities (the "Division") does not find, within 15 days of the filing of the description of the transaction, that the transaction constitutes a device, scheme or artifice to defraud or tends to operate as a fraud or deceit on the holders of the securities. Pursuant to the requirements of Section SEC 6.05, the Offerors have filed the Offer to Purchase with the Division on April 8, 2002.

     In connection with this Offer, neither of the Offerors has filed a Form TO-1 with the Division pursuant to Wisconsin Statutes Chapter 552. The Partnership is expressly exempted from certain filing requirements under that Chapter. However, on April 8, 2002 the Offerors requested an exemption for Mr. Keierleber's participation in the Offer without fulfilling the filing requirements. Mr. Keierleber has requested an exemption from Chapter 552 filings because the Partnership already is exempt and Mr. Keierleber is an affiliated person. This Offer is conditioned upon the Division of Securities informing the Partnership that it will give an exemption or will not recommend that an order disallowing the tender offer be completed. The Wisconsin Division of Securities will not and has not passed upon the merits of the Offer or made any finding concerning its fairness.

     The Offerors may, in their sole discretion, determine to purchase any Interests through privately negotiated transactions, open market purchases or otherwise, on such terms and at such prices as the Offerors may determine from time to time, the terms of which purchases or offers could differ from those of the Offer. As of the date of the Offering, there are no current plans.

     I.   Determination of the Purchase Price.

     The Purchase Price represents the price at which the Offerors are willing to purchase Interests and was established after considering the factors described below. No Limited Partner approval is required or sought. No special committee of the Partnership or the Limited Partners has approved this Offer and no such special committee or independent person has been retained to act on behalf of the Partnership or the Limited Partners in connection with this Offer.

     In making its determination as to fairness, the General Partner has considered the voluntary nature of the transaction, the competing interests of different groups of Limited Partners, some who may tender and some who may retain their Interests, and the current state of the real estate market in St. Petersburg, Florida and Clearwater, Florida and nationally. The General Partner also considered that the Interests are not traded on any registered securities exchange or on the NASDAQ over-the-counter market, and, to the knowledge of the General Partner, there is no market for such Interests, and none is expected to develop.
Thus, in the absence of the Offer, Limited Partners desiring liquidity often must seek a buyer for their Interests in negotiated transactions. Please see Appendix B for a list of sale activity.

     The General Partner also determined that the liquidation value of the Partnership's property is uncertain at this time.
It is not possible to determine precisely what price a potential purchaser would be willing to pay for either of the Partnership's remaining properties. The Offerors did, additionally, consider third party offers it received on the properties. The Offerors also considered the per Interest price paid to Limited Partners in prior repurchases by the Partnership or in secondary market transactions over the last three years. See Appendix B for information concerning Partnership repurchases since January 1, 1999.

     In deriving the Purchase Price, the Offerors estimated the value of the remaining two properties and then assumed commissions, selling, liquidation and other expenses and discounts as follows:

Cash Reserves                           $    3,183,000
Plus:  Proceeds from The Meadows II Sale$    6,663,000
Assumed Selling Price of Town Place*    $   12,000,000-12,250,000
Assumed Selling Price of Pelican Sound* $   19,000,000-19,250,000
Less:  Outstanding Debt                 $  (18,797,000)
Less:  Estimated Selling Costs,
  Commissions, etc.*                         $   (2,593,000-2,632,000)
Less:  Accounts Payable and
  Accrued Expenses*                     $   (   905,000)
Less:  Estimated Liquidation and
  Wind-Down Costs   *                   $    (194,000)
Estimated Net Cash Proceeds*            $ 18,357,000 - 18,818,000

Allocation to General Partner           $   1,547,000 - 1,551,000
Allocation to Limited Partners          $ 16,810,000 - 17,267,000
Estimated Net Cash Proceeds             $ 18,357,000 - 18,818,000

     * Such values are estimated solely for the purposes of this Offer.

     As of the date of this Offer there are 13,261.51 Interests outstanding (or approximately $1,268-1,302 per Interest if the assumptions are correct). The Offer price is at discount from this amount.

     The Offerors are obtaining a valuation of Town Place and Pelican Sound and hope to have received such valuation by April 27, 2002. If the valuation is materially different than the assumed price, the Offerors may, but are not required to, increase the Purchase Price. Because the Partnership does not currently want to borrow funds for this Offer and because it has only a fixed amount of cash reserves, an increase in price offered per Interest may result in the Offerors decreasing the number of Interests they will offer to purchase. Such valuation will be made available for inspection and copying at the principal offices of the Partnership during its regular business hours by Limited Partners. Additionally, Limited Partners may request a copy of the valuation in writing, addressed to the Partnership at its offices.

     Limited Partners are urged to review the financial information included in this Offer and available in the Partnership's filings, before making a decision to tender. For additional information on the properties, please see the Partnership's audited financial information incorporated by reference. No financial statements on Mr. Keierleber have been included because he has personal funds available to purchase the Interests.

     The Offerors did not assign a rank or weight to the factors described above in determining the $895.00 price.

     Mini Tender.

     On March 11, 2002, an unaffiliated party made an unsolicited offer to buy up to 200 Interests at $550 per Interest, less any cash distribution after January 31, 2002 and transfer fees. We believe that the third party made material omissions and included misstatements of material fact in its offering materials of $550 per Interest.

     In part occasioned by this "mini tender offer," and to provide an alternative, the Offerors decided to offer a higher price to Limited Partners who desire to sell their Interests.

     J.   Interests of Certain Persons in the Offer.

     The General Partner's interest in the Partnership will not increase as a result of the Offer. However, the General Partner could benefit if, upon the eventual sale of the Partnership's property, there were sufficient net cash proceeds to permit the General Partner to share in distributions as set forth in the Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"). The Partnership Agreement permits the General Partner to receive 12% of the net sale proceeds as well as other payments set forth in the Partnership Agreement, provided the Limited Partners have received a certain return. There can be no assurance, however, that there will be any such amount available for distribution to the General Partner or that the remaining Limited Partners will receive either their capital contributions or any other payment.

     Jeffrey L. Keierleber, an affiliate of the General Partner, and one of the Offerors, beneficially owns 3,209.47 Interests and has advised the General Partner that neither he nor any of his affiliates intends to tender their Interests in the Offer. As a consequence of this Offer, Mr. Keierleber will most likely acquire a greater percentage ownership of the Partnership and be subject to the risks and benefits associated with ownership of the Interests and the business of the Partnership. Michael G. Sweet, an officer of one of the general partners in the Partnership's General Partner, owns 8.05 Interests and has informed the Offerors that he does not intend to tender his Interest in the Offer. Both persons will retain their investments because they are willing to hold the Interests and believe in the future value of the Interests. If the Offer is fully subscribed, Mr. Keierleber will own approximately 77% of the outstanding Interests upon completion of the Offer and therefore will be able to control votes.

     An affiliate of the General Partner will continue to manage the Partnership's properties and receive property management fees from the Partnership until the Apartments are sold. The General Partner will continue to manage the Partnership and receive partnership management fees, as provided in the Partnership Agreement and disclosed in the note to audited financial statements.

     K.   Certain Effects of the Offer.

     In addition to the effects of the Offer on tendering and nontendering Limited Partners and upon the General Partner, the Offer will affect the Partnership and Limited Partners in several other respects.

     The Partnership will use some or all of its existing cash reserves for the purchase of Interests and will not have such cash reserves available for future needs and contingencies. The use of cash reserves will reduce or eliminate the Partnership's present interest income earned on such cash reserves.

     If there are fewer than 300 Limited Partners remaining after completion of this Offer, the Partnership intends to apply to terminate the registration of the Interests under the Securities Exchange Act of 1934 (the "Exchange Act"). The termination of registration of the Interests under the Exchange Act would likely reduce certain of the Partnership's administrative costs, such as legal, accounting, printing, mailing and investor communications expenses, and would reduce the information required to be furnished by the Partnership to the Securities and Exchange Commission and the Limited Partners. The termination of registration will also make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of
Section 16(b), no longer applicable and suspend the requirement to file reports pursuant to Section 15(d).

     Continued holding of the Interests will subject the Limited Partners to the risks generally incident to the ownership of real property, including: (a) the uncertainty of sufficient revenue to meet fixed obligations, if any; (b) adverse changes in national economic conditions; (c) changes in the popularity of real estate as an investment; (d) adverse local market conditions due to changes in general or local economic conditions or neighborhood values; (e) changes in interest rates and the availability and terms of mortgage funds in general; (f) the financial condition of tenants and sellers of property; (g) changes in real estate tax rates or other operating expenses; (h) energy shortages or price changes; or (i) governmental actions such as rent or other economic controls, acts of God, and other factors that are beyond the control of the General Partner. Although the Partnership intends to maintain insurance with the types and amounts of coverage that are customarily maintained by prudent owners of similar properties, uninsured losses could nevertheless occur. In addition, certain expenditures associated with real estate equity investments (principally, real estate taxes and maintenance costs) are not necessarily decreased by events adversely affecting the Partnership's income from such investments. Thus, the cash required to operate a property may exceed the rental income earned thereon, and the Partnership may have to borrow funds in order to protect its investment or may be required to dispose of the property at a loss. The Partnership's ability to meet its obligations and thereafter to make distributions to the Limited Partners will depend on these factors and, for these and other reasons, no assurance of profitable operations can be made. In addition, there can be no assurance that the value of the Partnership's real estate holdings will appreciate in the future.

2.     RISK FACTORS.

     If you tender all or any portion of your Interests you are subject to risks, including the following:

     The Purchase Price may be less than the fair market value and the ultimate liquidation value of the Interests. The Interests are not traded on a recognized stock exchange or trading market. There is no active, liquid market for the Interests and it is unlikely that this type of market will develop in the near future.

     We are aware of the following transactions in or offers for
Interests:

     The per Interest price paid to Limited Partners in previous repurchases over the last three years (between $500-$600). See "The Offer -- Introduction -- Determination of the Offer Price."
     The per Interest price paid to Limited Partners in secondary market transactions of which the Offerors are aware over the last three years at prices ranging from $500 to $551 per Interest. See "The Offer -- Introduction -- Determination of the Purchase Price."
     The absence of a trading market for the Interests. See "The Offer -- Introduction -- Determination of the Purchase Price."
     An unaffiliated March 2002 offer of $550 per Interest for a limited number of Interests.

See Appendix B for details on transactions.

     As of December 31, 2001, the book value of one Interest was approximately negative ($270).

     Unless held by a tax exempt taxpayer, you will probably have tax consequences from the sale of your Interests. If you sell Interests in this Offer you generally will recognize a gain or loss on the sale of your Interests for federal and most state income tax purposes. The amount of gain or loss realized will be, in general, the excess of the amount you realize from selling your Interests minus your adjusted tax basis in the Interests you sell. The amount that you realize from the sale of your Interests is generally the sum of the Purchase Price plus your share of Partnership liabilities. When you sell Interests which you have held for more than 12 months, the sale will typically result in long-term capital gain or loss. Due to the complexity of tax issues, you are advised to consult your tax advisors with respect to your individual tax situation before tendering your Interests. See "The Offer -- Certain Federal Income Tax Consequences."

If You Do Not Tender All or Any Portion of Your Interests, You
Are Subject to Certain Risks Including the Following:

     There is no developed market for the Interests, which may prevent you from being able to liquidate your investment or receive fair value. Although the Interests are transferable, subject to certain limitations set forth in the Partnership Agreement, we do not anticipate that any public market will develop.

     There are Restrictions on your ability to transfer Interests. There are limits to avoid certain tax consequences. Also, under the Partnership Agreement, Limited Partners may transfer or assign Interests to persons who may then become "substitute limited partners." The General Partner can decide to allow or disallow these transfers in its sole discretion. Accordingly, if you do not tender your Interests, there is no guarantee that you will be able to become a substitute Limited Partner.

     Depending upon the Partnership cash reserves, cash distributions may be suspended or may be permanently eliminated.

     As of April 5, 2002, Jeffrey Keierleber, an affiliate of the General Partner, beneficially owned 3,209.47 of the Partnership's outstanding Interests. If he purchases 4,700 Interests and the Partnership purchases 3,000 Interests, he will own 7,909.47 Interests out of 10,261.51 Interests (or 77% of the Interests) and would be able to control the outcome of any matter requiring a vote of the Limited Partners.

     The Offer is not conditioned on the tender of a minimum number of Interests. If, however, Limited Partners tender a total of at least 4,922 Interests pursuant to the Offer, after the Offer, Mr. Keierleber will own a majority of the Partnership's outstanding Interests. He would then have the power to approve certain actions, without the consent of any other Limited Partners. Under Wisconsin's Limited Partnership law, such actions include:

     removal of the General Partner;
     certain amendments to the Partnership Agreement;
     termination of the Partnership; and
     sales of all or substantially all of the Partnership's assets.

     The Partnership has not determined whether to liquidate, but reserves its rights to do so. Under the Partnership Agreement, the Partnership is to terminate on December 31, 2005, unless terminated sooner as allowed under the Partnership Agreement or extended by majority vote of the Limited Partners. The Partnership is considering whether or not to sell its two remaining properties and to distribute the proceeds to its Limited Partners, but will make such determination after a decision is made on whether or not to reinvest the net sale proceeds from the Meadows II into another property. The Partnership intends to continue its present policy of making cash distributions to the Limited Partners each quarter.

     There are significant general economic risks associated with investments in real estate. All real property investments are subject to some degree of risk. Generally, equity investments in real estate are illiquid and, therefore, the Partnership's ability promptly to vary its portfolio in response to changing economic, financial and investment conditions is limited. Real estate investments are also subject to changes in economic conditions as well as other factors affecting real estate values, including:

     possible federal, state or local regulations and controls affecting rents, prices of goods, fuel and energy consumption and prices, water and environmental restrictions;
     increased labor and material costs; and
     the attractiveness of the property to tenants in the neighborhood.

For a detailed discussion of the risks associated with investments in real estate, refer to the "Risk Factors" set forth in the Partnership's Prospectus dated January 31, 1986 and June
3, 1987.

3.    CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The sale of Interests by a Limited Partner pursuant to the Offer will be treated for federal income tax purposes as a taxable sale of such tendered Interests. However, the specific federal income tax consequences to a Limited Partner resulting from a sale of Interests will depend on a number of factors related to such Limited Partner's individual tax situation, including such Limited Partner's adjusted basis in his or her Interests, whether such Limited Partner is subject to the limitation on utilization of "passive activity losses," whether such Limited Partner has suspended "passive activity losses" attributable to his or her ownership of Interests, whether such Limited Partner disposes of all of his or her Interests pursuant to the Offer (which would generally allow such Limited Partner to utilize in the year of sale any suspended "passive activity losses" attributable to his or her ownership of Interests) and whether such Limited Partner would be able to utilize currently any capital losses resulting from the sale of such Interests pursuant to the Offer. The Partnership expects that a Limited Partner who acquired his or her Interests in the initial offering of the Interests and who sells Interests pursuant to the Offer will generally recognize a capital gain attributable to the sale of his or her Interests except to the extent otherwise provided by Section 751 of the Code. Although the Partnership was unable to claim syndication expenses as a deductible expense for federal income tax purposes, each Limited Partner who acquired his or her Interests in the initial offering continues to have his or her share of such expenses reflected in the adjusted basis of his or her Interests. The federal income tax impact could be significantly different, however, for a Limited Partner who acquired his or her Interests after the initial offering. To the extent that a Limited Partner who is subject to the "passive activity loss" restrictions has not previously utilized such losses to offset passive activity income from other sources (and sells all of his or her Interests), such suspended losses will generally become available to such Limited Partner in the year of sale. Any capital loss recognized by a Limited Partner from the sale of Interests may be applied to offset capital gains from other sources. In addition, capital losses in excess of capital gains may be used to offset up to $3,000 of ordinary income in any taxable year ($1,500 for a married individual filing a separate return). Any capital losses that are not used currently may be carried forward and used in subsequent years (subject to the same limitations).

     The foregoing tax discussion is intended for general informational purposes only and addresses a Limited Partner which holds the Interests as a capital asset. The tax consequences of a sale pursuant to the Offer may vary depending upon, among other things, the particular tax circumstances of the tendering Limited Partner. No information is provided herein as to the state, local or foreign tax consequences of a sale of interests pursuant to the Offer. Each Limited Partner is urged to consult his or her own tax adviser to determine the particular federal, state, local and foreign tax consequences of a sale of interests pursuant to the Offer.

     TERMINATION OF THE PARTNERSHIP

     In general, the Internal Revenue Code provides that if 50% or more of the total capital and profits interests in a partnership are sold or exchanged within a single 12-month period, the partnership will terminate for tax purposes. This rule would apply to purchases by one of the General Partners, but would not apply to redemptions of Interests by the Partnership. Thus, if Interests representing 50% or more of the total capital and profits interests in the Partnership are purchased by the General Partners, or affiliates, or third parties within a 12-month period (excluding successive transfers of the same Interests), the Partnership would terminate for federal income tax purposes. The General Partner does not intend to purchase Interests pursuant to the Offer representing 50% or more of the total capital and profits interests in the Partnership so as to cause a termination of the Partnership. In addition, the General Partner does not intend to allow the purchase of Interests that, when combined with the Offer, would be a transfer of 50% or more of the total capital and profits interest in the Partnership. As a result, the General Partner will deny any transfer during the term of this Offer, but intends to seek approval of an amendment to the Partnership Agreement to provide the Partnership with a right of first refusal to retire Interests and accommodate any Limited Partner wanting to sell its Interests. However, there can be no assurance that a termination will not occur as a result of the Offer. Whether a termination will occur depends, in part, upon the ratio of whole Interests purchased to the number of Fractional Interests purchased. Until the Offer is complete, this determination cannot be made. Moreover, pursuant to the Offer, the Partnership will redeem up to the equivalent of 3,000 Interests. One of the General Partners will then purchase up to the equivalent of 4,700 additional Interests. If more than the equivalent of 7,700 Interests are tendered pursuant to the Offer, the Partnership, in its sole discretion, may increase the number of Interests to be purchased in this Offer to permit the redemption of all of the remaining Interests tendered. If both redemptions by the Partnership are combined for purposes of determining whether a termination has occurred, the purchases by Mr. Jeffrey Keierleber may cause a termination of the Partnership, unless the number of Interests purchased by Mr. Keierleber are reduced. Applicable law, however, provides no guidance concerning whether the redemptions by the Partnership will be combined. Accordingly, it is uncertain whether a termination would result.

     If a termination occurs, the Partnership is deemed to contribute all of its assets and liabilities to a new partnership in exchange for an interest in the new partnership, and, immediately thereafter, the terminated partnership is deemed to distribute Interests in the new partnership to the remaining partners in proportion to their respective Interests in the terminated partnership in liquidation of the terminated partnership. In general, the following adverse tax consequences may result:

     (A) The Partnership's taxable year will end upon a termination and, if a Limited Partner's taxable year differs from the Partnership's calendar taxable year, the termination could result in the inclusion of more than one year of Partnership income or loss in the Limited Partner's income tax return for the taxable year in which the Partnership terminates.

     (B) The treatment of Partnership liabilities is uncertain. The applicable Regulations provide no guidance as to the effect of the constructive contribution to the new partnership of the liabilities of the terminated partnership. The Code generally provides that the reduction of liabilities of a partnership is treated as a distribution of money to the partners in proportion as they share in those liabilities, resulting in a reduction in the adjusted basis of their partnership Interests, and in the realization of gain if the deemed distribution exceeds the adjusted basis in their partnership Interests. However, the reduction in the partners' shares of liabilities of the terminated partnership should be offset by their shares of the liabilities of the new partnership by reason of the distribution of the Interests in the new partnership. Unfortunately, applicable law does not specifically provide for this treatment. Accordingly, there can be no assurances that gain would not be realized if the deemed distribution of money exceeded a Limited Partner's adjusted basis in his Interests.

     The Partnership does not anticipate allowing the year to terminate and may delay any transfers to avoid this problem.

4.    FAIRNESS OF THE TRANSACTION; REPORTS, OPINIONS, APPRAISALS
AND CERTAIN NEGOTIATIONS; NO APPROVALS REQUIRED; NO APPRAISAL
RIGHTS

     The Offerors reasonably believe that the terms of the Offer are fair to unaffiliated Limited Partners, principally because it provides an opportunity for Limited Partners to receive cash for their Interests on a voluntary basis at a price that exceeds the reported third party trading prices of the Interests since January 1, 1999. The General Partner has approved the Partnership's participation in the Offer. See "The Offer -- Introduction -- Certain Effects of the Offer." The Purchase Price was determined by the Offerors to represent an attractive price. In determining this price, the Offerors considered the following factors:

     (a)  there is no liquid market for the Interests;
     (b) that the Partnership is currently making distributions and hopes to continue;
     (c) the Offerors' personal expectations that the value of the Partnership's property will increase in the future;
     (d) the assumed price of selling the remaining two properties and one apartment, based upon a recent sale of a property by the Partnership, adjusted for selling, liquidation and other related costs;
     (e)  the offers received on the Apartments; and
     (f) an unaffiliated offer of $550 per Interest for up to 200 Interests.
     The per Interest price paid to Limited Partners in previous repurchases over the last three years (between $500-$600). See "The Offer -- Introduction -- Determination of the Purchase Price."

     The per Interest price paid to Limited Partners in secondary market transactions of which the Offerors are aware over the last three years at prices ranging from $500 to $551 per Interest. See "The Offer -- Introduction -- Determination of the Purchase Price."
 X An unaffiliated March 2002 offer of $550 per Interest for a limited number of Interests.

     See "The Offer--Introduction--Determination of the Purchase
Price".

Furthermore, the Offerors believe that the Offer is fair in the sense that the decision of whether to accept the Offer is voluntary on the part of each Limited Partner. See "The
Offer Introduction Determination of the Purchase Price."

     Although the Offerors have not, as of the date of this Offer, obtained an opinion regarding the fairness of the Offer and Purchase Price to Limited Partners, the Offerors reserve their right to do so in the future. If the Offerors do obtain an opinion regarding the fairness of the Offer and the Purchase Price to Limited Partners, the Offerors will supplement this Offer and provide Limited Partners with information regarding the opinion. Additionally, the Offerors did not obtain any appraisals or valuations in connection with the determination of the Purchase Price, but will seek a valuation to support their estimates.

     The Offerors are not aware of any license or regulatory permit that appears to be material to the Partnership's business that might be adversely affected by their acquisition of Interests as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Offerors' acquisition or ownership of Interests pursuant to the Offer. Except for the Wisconsin filing and exemption request which is pending, should any such approval or other action be required, the Offerors currently contemplate that they would seek such approval or other action.

     There is no vote of Limited Partners required in connection with the Offer and there are no appraisal rights available to Limited Partners in connection with the Offer. The General Partner of the Partnership has informed the Offerors that the Partnership has not retained, and does not intend to retain, an unaffiliated representative to act solely on behalf of unaffiliated Limited Partners.

     Certain historical financial information regarding the Partnership and certain information regarding its property is incorporated herein by reference to the Partnership's Form 10-KSB for the year ended December 31, 2001. See "The Offer -- Miscellaneous" for information on how to obtain a copy of the Form 10-KSB. Our pro forma financial information is included in Appendix A to this Offer.

5.    NUMBER OF INTERESTS; EXPIRATION DATE; EXTENSION OF THE
OFFER

     On the terms and subject to the conditions described herein and in the Letter of Acceptance, the Offerors will purchase up to 7,700 Interests that are validly tendered on or prior to the Expiration Date (and not properly withdrawn in accordance with
Section 7 Withdrawal Rights) at the Purchase Price. The later of Midnight, Central time, on May 7, 2002, or the latest time and date to which the Offer is extended, is referred to herein as the "Expiration Date." The Offer is not conditioned on any minimum number of Interests being tendered.

     If (i) the Offerors increase or decrease the price to be paid for Interests or decreases the number of Interests being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner described in "The Offer-- Extensions of Tender Period; Termination; Amendments," the Offer will be extended until the expiration of ten business days from the date of publication of such notice.

     The Offerors also expressly reserve the right, in their sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Partnership and Limited Partners and making a public announcement thereof. See "The Offer -- Extension of Tender Period; Termination; Amendments." There can be no assurance, however, that the Offerors will exercise their right to extend the Offer.

     For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Central time.

     Copies of this Offer and the Letter of Acceptance are being mailed to Limited Partners by the Offerors.

6.    PROCEDURE FOR TENDERING INTERESTS.

     PROPER TENDER OF INTERESTS. To tender Interests validly pursuant to the Offer, a properly completed and duly executed Letter of Acceptance or photocopy thereof, together with any required signature guarantees and any other documents required by the Letter of Acceptance, must be received by the Partnership at the address set forth in the Letter of Acceptance.

     Federal backup withholding. To prevent back-up federal income tax withholding equal to 31% of the gross payments made pursuant to the Offer, each tendering Limited Partner must notify the Offeror of such Limited Partner's correct taxpayer identification number and provide certain other information by properly completing the substitute form W-9 included in the letter of Acceptance. Foreign limited partners may be required to submit a properly completed form W-8, certifying non-United States status, in order to avoid backup withholding. In addition, foreign stockholders may be subject to 30% (or lower treaty rate) withholding on gross payments received pursuant to the Offer. For a discussion of certain federal income tax consequences to tendering Limited Partners, see "The
Offer Certain Federal Income Tax Considerations. Each Limited Partner is urged to consult with his or her own tax adviser.

     DETERMINATIONS OF VALIDITY. All questions as to the Purchase Price, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Interests will be determined by the Offerors, in their sole discretion, and such determination shall be final and binding. The Offerors reserve the absolute right to reject any or all tenders of Interests that it determines are not in proper form or the acceptance for payment of or payment for Interests that may, in the opinion of the Offerors' counsel, be unlawful. The Offerors also reserve the absolute right to waive any defect or irregularity in any tender of Interests. Neither the Offerors nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

     RULE 14E-4. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person to tender Interests for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of Interests tendered and (ii) will cause such Interests to be delivered in accordance with the terms of the Offer. The tender of Interests pursuant to the procedures described above will constitute the tendering Limited Partner's representation and warranty that (i) such Limited Partner has a net long position in the Interests being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such Interests complies with Rule 14e-4. The Offerors' acceptance for payment of Interests tendered pursuant to the Offer will constitute a binding agreement between the tendering Limited Partner and the Offerors on the terms and subject to the conditions of the Offer.

     PRORATION. This Offer is for 7,700 Interests and upon the terms and subject to the conditions of the Offer, the Partnership will accept for payment (and thereby purchase) up to all Interests. The proration period also expires on the Expiration
Date.

     In the event that more than 7,700 Interests are tendered by the Expiration Date (or such greater amount as allowed), the Offerors will prorate purchases from the Limited Partners (unless the Offerors determine to increase the number of Interests sought in this Offer) as follows:

     1. The Offerors will first accept all of the tenders from Limited Partners who own fewer than 100 Interests and who tender all of their Interests by the Expiration Date. If this amount is in excess of 7,700, the Partnership and Mr. Keierleber will prorate purchases based upon the ratio of (a) the number of Interests tendered by each Limited Partner who own fewer than 100 Interests and tendered all of their Interests to (b) the total number of Interests tendered by all Limited Partners who own fewer than 100 Interests and tender all of their Interests. The General Partner will prorate such that every Limited Partner who has prorated Interests will not hold Fractional Interests and will not hold fewer than three (3) Interests, two (2) in the case of an IRA.

     2. If the above category of tendering Limited Partners has been fully satisfied and if there are funds to purchase other Interests tendered, the Partnership will do so. This second category will consist of those (i) Limited Partners who own 100 Interests or more and (ii) Limited Partners who own fewer than 100 Interests and who tendered some, but not all of their Interests. If necessary, the Partnership will prorate tenders based upon the ratio of the number of Interests tendered by each Limited Partner in this second category to the total number of Interests tendered in this second category, provided that the Partnership may round the prorated amount such that a Limited Partner who tenders Interests does not hold any Fractional Interest and must hold at least three (3) Interests, two (2) in the case of an IRA. If a Limited Partner decides to tender some, but not all, Interests, such Limited Partner must tender an amount such that the Limited Partner does not hold Fractional Interests and holds at least three (3) Interests, two (2) in the case of an IRA. See "The Offer--Procedure for Tendering Interests."

     If the Offerors increase the price to be paid for Interests, or the Offerors increase the number of Interests being bought and any such increase in the number of Interests being bought exceeds 2% of the outstanding Interests, or the Offerors decrease the number of Interests being bought, and the Offer is scheduled to expire fewer than ten business days from and including the date that notice of such increase or decrease is first published, sent or given to Limited Partners, then the Offer will be extended for ten business days from and including the date of such notice.
For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through Midnight, Central time. If the Offerors obtain financing, it will prepare and disseminate supplemental material and, if necessary, may extend the Expiration Date.

     PROCEDURES FOR TENDERING INTERESTS. In order for a tendering Limited Partner to participate in this Offer, Interests must be validly tendered on or prior to the Expiration Date, and not withdrawn. A valid tender requires that a properly completed and duly executed Letter of Acceptance and duly executed signature pages for any other documents required by the Letter of Acceptance be actually received by the Offerors on or prior to the Expiration Date. A Limited Partner may tender all or any portion of its Interests, including Fractional Interests, provided the Limited Partner must tender any Fractional Interests and may not hold fewer than three (3) Interests, two (2) in the case of an IRA, after the tender. All Interests of the Partnership have been issued in book entry form, which means that there are no certificates for the Interests. The Offerors expect to forward cash to the Limited Partners who tender Interests within 5 days of the Expiration Date. It is a violation of
Section 10(b) of the Exchange Act and Rule 10b-4 promulgated thereunder, for a person to tender Interests for such person's own account unless the person so tendering owns such Interests.
Section 10(b) and Rule 10b-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The acceptance of Interests by the Offerors for payment will constitute a binding agreement between the tendering Limited Partner and the Offerors upon the terms and subject to the conditions of the Offer, including the tendering Limited Partner's representation that (1) such Limited Partner owns the Interests being tendered within the meaning of Rule 10b-4 promulgated under the Exchange Act and (2) the tender of such Interests complies with Rule 10b-4.

     The Letter of Acceptance must be signed by the registered holder of the Interests, exactly as the name appears on the register of the Partnership, and payment will be made directly to that holder at the address indicated on the register.

     The method of delivery of the letter of acceptance and all other required documents is solely at the option and risk of the tendering limited partner, and delivery will be deemed made only when actually received by the Offerors. Overnight courier service or registered mail is recommended.

     SIGNATURE GUARANTEES AND METHOD OF DELIVERY. No signature guarantee is required on the Letter of Acceptance if the Letter of Acceptance is signed by the registered holder of the Interests tendered therewith and payment is to be made directly to such registered holder, or if Interests are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States (each such entity being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on the Letter of Acceptance must be guaranteed by an appropriate institution. See Instruction to the Letter of Acceptance.

     If payment is requested to be made to a person or persons other than those in whose name or address the Interests stand on the Partnership's books, the signature of the Interest owner or owners on the Letter of Acceptance must be guaranteed by a federal or state chartered bank or savings and loan institution or by a broker-dealer that is a member of the New York Stock Exchange.

     To prevent back-up federal income tax withholding equal to 31% of the gross payments made pursuant to the Offer, each Limited Partner who does not otherwise establish an exemption from such withholding must notify the Offerors of such Limited Partner's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing the Substitute Form W-9 included in the Letter of Acceptance. Certain Limited Partners, including corporations, are not subject to the withholding and reporting requirements. Foreign Limited Partners who are subject to the different requests.

     All questions as to the number of Interests to be accepted and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Interests will be determined by the Offerors, in its sole discretion, which determination shall be final and binding on all parties. The Offerors reserve the absolute right to reject any and all tenders it determines not to be in proper form or the acceptance of payment for which may, in the opinion of the Partnership's counsel, be unlawful. The Offerors also reserve the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Interest. No tender of Interests will be deemed to be properly made until all defects and irregularities have been cured or waived. The Offerors are not and will not be obligated to give notice of any defects or irregularities in tenders, and will not incur any liability for failure to give such notice.


7.    WITHDRAWAL RIGHTS

     Tenders of Interests made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Additionally, tenders may be withdrawn at any time within 7 days of your tender pursuant to the requirements of Wisconsin law. Thereafter, such tenders are irrevocable, except that they may be withdrawn after June 7, 2002, unless theretofore accepted for payment as provided in this Offer. If the Offerors extend the period of time during which the Offer is open, is delayed in accepting for payment or paying for Interests or is unable to accept for payment or pay for Interests pursuant to the Offer for any reason, then, without prejudice to the Offerors' rights under the Offer, the Offerors may retain all Interests tendered, and such Interests may not be withdrawn except as otherwise provided in this Section 7, subject to Rule 14e-1(c) under the Exchange Act, which provides that the person making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

     To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Offerors at their address set forth in the Letter of Acceptance and must specify the name of the person who tendered the Interests to be withdrawn and the number of Interests to be withdrawn. Withdrawals may not be rescinded, and Interests withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Interests may be retendered by again following the procedures described in "The Offer -- Procedures for Tendering Interests" at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offerors, in their sole discretion, which determination shall be final and binding. Neither of the Offerors nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

8.    PAYMENT OF PURCHASE PRICE.

     On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Offerors will accept for payment, and will pay for, Interests validly tendered and not withdrawn in accordance with the Offer, as promptly as practicable following the Expiration Date. In all cases, payment for Interests purchased pursuant to the Offer will be made only after timely receipt by the Offerors of a properly completed and duly executed Letter of Acceptance and any other documents required by the Letter of Acceptance.

     For purposes of the Offer, Mr. Keierleber shall be deemed to have accepted for payment (and thereby purchased) tendered Interests when, as and if the Offerors give oral or written notice to the Partnership of Mr. Keierleber's acceptance for payment of such Interests by Mr. Keierleber pursuant to the Offer. On the terms and subject to the conditions of the Offer, payment for Interests purchased pursuant to the Offer will in all cases be made by his deposit of the $895 Purchase Price with the Partnership, which will act as agent for the tendering Limited Partners for the purpose of receiving payment from the Offerors and transmitting payment to tendering Limited Partners. Under no circumstances will interest be paid on the Purchase Price by reason of any delay in making such payment.

     If any tendered Interests are not accepted for payment pursuant to the terms and conditions of the Offer, the Letter of Acceptance with respect to such Interests not purchased will be destroyed by the Offerors. If, for any reason whatsoever, acceptance for payment of, or payment for, any Interests tendered pursuant to the Offer is delayed or the Offerors are unable to accept for payment, purchase or pay for Interests tendered pursuant to the Offer, then, without prejudice to the Offerors' rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Offerors may retain tendered Interests, subject to any limitations of applicable law, and such Interests may not be withdrawn, except to the extent that the tendering Limited Partners are entitled to withdrawal rights as described in the Offer.

     If, prior to the Expiration Date, the Offerors increase the Purchase Price offered to Limited Partners pursuant to the Offer, the Offerors will pay the increased Purchase Price for all Interests accepted for payment pursuant to the Offer, whether or not such Interests were tendered prior to the increase.

     The Offerors reserve the right to transfer or assign, at any time and from time to time, in whole or in part, to one or more affiliates, the right to purchase Interests tendered pursuant to the Offer, but no such transfer or assignment will relieve the Offerors of their obligations under the Offer or prejudice the rights of tendering Limited Partners to receive payments for Interests validly tendered and accepted for payment pursuant to the Offer.

9.    CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the Offer, the Offerors will not be required to accept for payment or pay for any Interests tendered, and may terminate or amend the Offer or may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Interests) the acceptance for payment or payment for Interests tendered, if at the Expiration Date, as it may be extended, any of the following events shall have occurred (or shall have been determined by the Offerors in their reasonable judgment to have occurred) regardless of the circumstances giving rise thereto (including any action or omission to act by the Offerors):

     (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges or seeks to challenge the acquisition of Interests pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in the reasonable judgment of the Offerors, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Partnership, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or materially impair the contemplated benefits of the Offer to the Offerors;

     (b) there shall have been any action threatened, pending or taken, or approval withheld, withdrawn or abrogated or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Partnership, by any legislative body, court, authority, agency or tribunal which would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Interests illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Offerors, or render the Offerors unable, to accept for payment or pay for some or all of the Interests, (iii) impose or seek to impose limitations on the ability of the Offerors to acquire or hold or exercise full rights of ownership of the Interests, (iv) materially impair the contemplated benefits of the Offer to the Offerors or (v) materially affect the business, condition (financial or other), income, operations or prospects of the Partnership, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership;

     (c) except for Mr. Keierleber and his affiliates, it shall have been publicly disclosed or the Offerors shall have learned that any person or "group" (within the meaning of Section
13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding
Interests;

     (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market,
(ii) any significant decline in the general level of market prices of equity securities in the United States or abroad, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the Partnership's business, condition (financial or other), income, operations or prospects,
(iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Offerors' reasonable judgment, might affect, the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Offerors' reasonable judgment, a material acceleration or worsening thereof;


     (e) there shall have occurred any event or events that have resulted, or may in the reasonable judgment of the Offerors result, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of the Partnership; or materially impair the contemplated benefits of the Offer; or

     (f) there shall have occurred any decline in the S&P
Composite 500 Stock Index by an amount in excess of 15% measured from the close of business on April 8, 2002.

and, in the reasonable judgment of the Offerors, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment or payment.

     Any of the foregoing conditions may be waived by the Offerors, in whole or in part, at any time and from time to time in its reasonable discretion. The failure by the Offerors at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offerors concerning the events described above will be final and binding on all parties.

10.    PRICE RANGE OF INTERESTS; DISTRIBUTIONS; TRADING VOLUME

     The Interests are not listed on any national securities exchange or quoted in the over-the-counter market, and there is no established public trading market for the Interests. Secondary sales activity for the Interests has been extremely limited and sporadic. The Partnership monitors transfers of the Interests because the admission of the transferee as a substitute limited partner requires the consent of the General Partner under the Partnership Agreement. However, neither the Partnership nor Mr. Keierleber has information regarding the prices at which all secondary sales transactions in the Interests have been effectuated. Various organizations offer and sell limited partnership interests (such as the Interests) in secondary sales transactions. Various publications such as The Partnership Spectrum summarize and report information (on a monthly, bimonthly or less frequent basis) regarding secondary sales transactions in limited partnership interests (including the Interests), including the prices at which such secondary sales transactions are effectuated.

     The Offerors have been informed that the Partnership estimates, based solely on the transfer records of the Partnership, that the number of Interests transferred in sales transactions (i.e., excluding transactions believed to be between related parties, family members or the same beneficial owner) has been as set forth in Appendix B.

     The Offerors are not aware of the prices paid in these transactions except as set forth in Appendix B hereto.

     The Partnership has paid distributions with respect to the Interests as described below. No public offering of Interests has been made since 1987 by the Offerors.

     During the last two years, quarterly cash distributions to Limited Partners were declared at the rate of 5% per annum on the original capital investment of $1,000 per Interest. Cash distributions declared to the Limited Partners for the two year period ended December 31, 2001 were made as follows:

                                      Amount Distributed
Period Ended        Date Paid           Total     Per Interest
March 31, 2000      April 21, 2000      $167,504  $12.50
June 30, 2000       July 21, 2000       $167,504  $12.50
September 30, 2000  October 20, 2000    $167,504  $12.50
December 31, 2000   January 19, 2001    $167,504  $12.50
March 31, 2001      April 20, 2001      $167,504  $12.50
June 30, 2001       July 20, 2001       $167,466  $12.50
September 30, 2001  October 18, 2001    $167,466  $12.50
December 31, 2001   January 18, 2002    $167,466  $12.50

It is anticipated another $12.50 per Interest will be distributed to Interest holders as of April 19, 2002. You will be entitled to receive this distribution even if you accept the Offer.

     The Partnership Agreement provides that the Partnership will make quarterly distributions to all partners of Cash Available for Distribution as defined in the Partnership Agreement whereby 99% of all distributable cash, as defined in the Partnership Agreement, will be distributed to the Limited Partners and 1% to the General Partner. The cash actually distributed by the Partnership has exceeded this requirement.

     The actual amount and frequency of future cash distributions will depend upon future cash flows generated by operations, capital requirements, debt service requirements, financial condition, and working capital requirements.

11.   CERTAIN INFORMATION CONCERNING THE OFFERORS

     Mr. Jeffrey Keierleber (age 48) is a licensed real estate broker and securities agent and manages real estate. He is the sole Director of the corporate general partner for various limited partnerships and serves as a co-general partner in the public limited partnerships sponsored by affiliates of Decade Companies, and he is a general partner in all of the non-public limited partnerships sponsored by affiliates of Decade Companies. Mr. Keierleber is a shareholder, officer, and director of a number of privately held and affiliated corporations, often with a focus in real estate or related services. Mr. Keierleber's business address and telephone number are: 250 Patrick Boulevard, Suite 140, Brookfield, Wisconsin 53045, (262) 792-9201. Mr. Keierleber is a citizen of the United States. See "The Offer -- Introduction Background" and "The
Offer Introduction Interests of Certain Persons in the Offer" for additional information regarding Mr. Keierleber.

     Decade Companies Income Properties - A Limited Partnership (the "Partnership") is a limited partnership formed in 1985 under the Uniform Limited Partnership Act of the State of Wisconsin. The address and telephone number of the Partnership are: 250 Patrick Boulevard, Suite 140, Brookfield, Wisconsin 53045, (262) 792-9201. Since December 1986, the Partnership has been engaged in the business of investing in, operating and making loans on residential apartment projects. For more information about the business of the Partnership, see "The Offer -- Introduction."

     The Partnership's General Partner is Decade Companies -- A General Partnership ("Decade Companies") (of which Mr. Keierleber and Decade 80, Inc. ("Decade 80") are the current general partners). The principal offices of Decade Companies is at 250 Patrick Boulevard, Suite 140, Brookfield, Wisconsin 53045, telephone (262) 792-9200. Decade Companies is engaged in the business of serving as a general partner. Decade 80 is a corporation organized under the laws of the State of Wisconsin. Mr. Keierleber is the sole shareholder of Decade 80. Decade 80 is engaged in the business of serving as a general partner.

     During the past five years, the Offerors, Decade Companies, Decade 80, Michael G. Sweet and Steven Cooper have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

12.  SOURCE AND AMOUNT OF FUNDS

     Assuming that the Offerors purchase 7,700 Interests pursuant to the Offer at the Purchase Price, the total amount required by the Offerors to purchase such Interests will be approximately $6,891,500, exclusive of fees and other expenses. Mr. Keierleber will use his available personal funds to purchase tendered Interests. The Partnership will use existing cash reserves to purchase tendered Interests. Neither Offeror has tried to arrange alternate financing because they intend to use available cash funds.

13.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS; TRANSACTIONS
AND AGREEMENTS CONCERNING THE INTERESTS.

     Except as disclosed in the audited financial statements and permitted by the Partnership Agreement, Mr. Keierleber has not been a party to any contract, transaction or negotiation since April 1, 2000 with the Partnership where the aggregate amount of such transaction was more than 1% of the Partnership's consolidated revenues. Except as disclosed herein in connection with the Offer, Mr. Keierleber has not been a party to any contacts, negotiations or transactions with the Partnership concerning a merger, consolidation or acquisition of the Partnership, a tender offer or acquisition of securities of the Partnership, an election of a new general partner of the Partnership, or a sale or other transfer of a material amount of assets of the Partnership. Additionally, the Offerors are not a party to any contract, arrangement, understanding or relationship, directly or indirectly, with any other person with respect to any securities of the Partnership, has not been a party to any contract, transaction or negotiation with any person with respect to the Interests, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Interests, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations and is not aware of any contacts or negotiations between the Partnership and any of its affiliates, or between the Partnership (including its affiliates) and any person not affiliated with the Partnership concerning a merger, consolidation or acquisition of the Partnership; a tender offer or acquisition of securities of the Partnership, an election of a new general partner of the Partnership, or a sale or other transfer of a material amount of assets of the Partnership.

     Appendix B hereto sets forth the number of Interests purchased by Mr. Keierleber and the Partnership since January 1, 1999, the range of prices paid for such Interests and the average purchase price paid for each quarterly period since January 1, 1999. Exhibit B also sets forth the transactions occurring in the past 60 days involving the sale or purchase of any Interests by Mr. Keierleber, the Partnership or their affiliates.

14.   OWNERSHIP OF INTERESTS

     Jeffrey L. Keierleber currently beneficially owns 3,209.47 Interests, representing 24% of the total outstanding Interests as of April 5, 2002. Except as disclosed in this Offer including Appendix B, neither the Partnership, Mr. Keierleber nor any person affiliated with either the Partnership or Mr. Keierleber has engaged in any transactions with respect to the Interests within the 60 days immediately preceding the date of the Offer.

     As of April 5, 2002, the following individuals beneficially owned the following number of outstanding Interests:

Owner     Number of Interests % of Total Outstanding Interests
Mr. Jeffrey L.
 Keierleber         3,209.47            24.2%

Mr. Michael G.
 Sweet              8.05                0%
Mr. Steven
 Cooper             0                   0%
Decade Companies    0                   0%
Decade 80           0                   0%

15.   EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.

     The Offerors expressly reserve the right, in their sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Limited Partners. There can be no assurance, however, that the Offerors will exercise their right to extend the Offer. During any such extension, all Interests previously tendered will remain subject to the Offer, except to the extent that such Interests may be withdrawn as set forth herein. The Offerors also expressly reserve the right, in their sole discretion, (i) to terminate the Offer and not accept for payment any Interests not theretofore accepted for payment or, subject to Rule 14e-1(c) under the Exchange Act, which requires the Offerors either to pay the consideration offered or to return the Interests tendered promptly after the termination or withdrawal of the Offer, to postpone payment for Interests upon the occurrence of any of the conditions specified in Section 9 "The Offer Certain Conditions of the Offer" hereof by giving oral or written notice of such termination to the Partnership and Limited Partners and making a public announcement thereof and
(ii) at any time or from time to time, to amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which the Offerors may choose to make public announcement of any termination or amendment, the Offerors shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case the Offerors shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Central time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to Limited Partners in this Offer or in documents furnished subsequent thereto will be disseminated to Limited Partners in compliance with Rule 14d-6(d) promulgated under the Exchange Act.

     If the Offerors materially change the terms of the Offer or the information concerning the Offer, or if they waive a material condition of the Offer, the Offerors will extend the Offer to the extent required by Rules 14d-6(d) and Rule 14e-1(a) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Offer will continue or be extended for at least ten business days from the time the Offerors publish, send or give to holders of Interests a notice that it will (a) increase or decrease the price it will pay for Interests or (b) decrease the number of Interests it seeks.

16.   PERSONS RETAINED; FEES AND EXPENSES.

     The Offerors do not intend to retain the services of any officer, employee or class of employees of the Partnership in connection with the Offer. Both the Partnership and Mr. Keierleber will use funds from existing cash to repurchase Interests.

     The Offerors will not pay any solicitation fees to any broker, dealer, bank, trust company or other person for any Interests purchased in connection with the Offer. The Offerors will reimburse such persons for customary handling and mailing expenses incurred in connection with the Offer.

     The Offerors will pay all transfer fees or transfer taxes, if any, payable on account of the acquisition of the Interests by the Offerors pursuant to the Offer.

     The expenses incurred, or estimated to be incurred, in connection with the Offer are set forth below. The Partnership will be responsible for paying all such expenses.

Printing and Mailing Fees.......................  $    20,000
Filing Fees and Expenses........................       11,000
Legal and Accounting.............................      55,000
Miscellaneous.....................................     12,000
Valuation and Fairness Opinion..............           17,000

                                                       ------

Total........................................     $    115,000
                                                        ======

17.   MISCELLANEOUS.

     The Partnership is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission relating to its business, financial condition and other matters. The Partnership and Mr. Keierleber have independently filed a joint Rule 13e-3 Transaction Statement and a Tender Offer Statement on Schedule TO with the Commission, which includes certain additional information relating to the Offer. Such reports, as well as such other material, may be inspected and copies may be obtained at the Commission's Public Reference Section at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located at 233 Broadway, New York, New York 10279, and 175 W. Jackson Blvd., Suite 900, Chicago, Illinois 60604. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov. The Offeror's Schedule TO may not be available at the Commission's regional offices.

     The Offer is being made to all Limited Partners. The Offerors are not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a valid state statute. If the Offerors become aware of any valid state statute prohibiting the making of the Offer, the Offerors will make a good faith effort to comply with such statute. If, after such good faith effort, the Offerors cannot comply with such statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Interests in such state.

April 8, 2002            JEFFREY L. KEIERLEBER
                         DECADE COMPANIES INCOME PROPERTIES

                            Appendix A
                      PRO FORMA INFORMATION


   Decade Companies Income Properties, A Limited Partnership
               Pro Forma Condensed Balance Sheet
                       December 31, 2001
                          (Unaudited)

The foregoing unaudited Pro Forma Balance Sheet gives effect to certain assumptions, including the sale of The Meadows II
Apartments and the purchase by the Partnership of 3,000 Interests at $895 per Interest pursuant to the Offer. The Pro Forma
Balance Sheet gives effect to both transactions as if they had occurred on December 31, 2001.

The pro forma information should be read in conjunction with the historical financial information for the Partnership, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the sale and the Offer occurred as of December 31, 2001. The pro forma presentation shows the possible scope of the change in the historical financial position caused by the transactions.

                         PRO FORMA ADJUSTMENTS
                     Sale of        Purchase of
          Historical The Meadows II  Interests    Pro Forma

Assets
Cost of rental
 property $33,340,866 ($11,629,349)                         $21,711,517
Accumulated
depreciation ($11,740,000) $4,952,618           ($6,787,382)
Net book value
 of rental
 property $21,600,866 ($6,676,731)              $14,924,135
Cash and cash
 equivalents   $3,183,319         ($2,800,000)  $383,319
Cash escrow
 at qualified
 intermediary  $0       $6,662,575              $6,662,575
Prepaid expenses
 and other
 assets   $262,112    ($10,239)                   $251,873
Escrow deposits $21,331     $0                   $21,331
Deferred financing
 costs         $411,643  ($80,460)                $331,183
Total Assets   $25,479,271($104,855) ($2,800,000) $22,574,416

Liabilities and Partners' Capital
Liabilities
Tenants'
security
deposits  $130,628    ($54,539)                    $76,089
Accounts
Payable   $14,212                                 $14,212
Accrued real
estate taxes $258,115 ($263,714)                  ($5,599)
Accrued
interest
payable $17,490                                    $17,490
Unearned
rent   $56,001                                      $56,001
Distributions
payable $167,467                                    $167,467
Accounts
payable -
affiliate $945,252 $544,652                        $1,489,904
Mortgage
note
payable $27,598,920 ($8,801,838)                   $18,797,082
Total
Liabilities$29,188,085 ($8,575,439)  $0            $20,612,646
Partners' Capital
General
Partner ($95,661)  $84,706                         ($10,955)
Limited
Partners($3,613,153) $8,385,878  ($2,800,000)     $1,972,725
Total
Partners'
Capital($3,708,814) $8,470,584   ($2,800,000)     $1,961,770
Total
Liabilities
and Partners'
Capital $25,479,271 ($104,855)   ($2,800,000)     $22,574,416

See notes to Pro Forma Condensed Balance Sheet

   DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
           Notes to Pro Forma Condensed Balance Sheet
                       December 31, 2001
                           Unaudited

The following notes describe the assumptions underlying the Pro
Forma Condensed Balance Sheet.

The pro forma financial information provided herein was prepared to provide Limited Partners with information about the continuing impact of the Partnership's sale of The Meadows II Apartments and its Offer by showing how both transactions might have affected historical financial statements if the transactions had been consummated at an earlier time. The pro forma statements are intended to assist Limited Partners in analyzing the future prospects of the Partnership because they illustrate the possible scope of the change in the Partnership's historical financial position and results of operations caused by the sale of The Meadows II Apartments and the Offer.

The unaudited Pro Forma Condensed Balance Sheet was prepared to illustrate the estimated effects of the sale of The Meadows II
Apartments and the Offer as if both transactions had occurred on December 31, 2001.

The unaudited Pro Forma Condensed Balance Sheet does not purport to represent what the Partnership's financial position would actually have been if the sale of The Meadows II Apartments and the Offer in fact had occurred at December 31, 2001, nor does it purport to project the Partnership's financial position for any future date.

The unaudited Pro Forma Condensed Balance Sheet should be read in conjunction with the audited financial statements as of December
31, 2001 and for the year then ended and the related notes thereto included elsewhere in this Offer.

A. The historical Balance Sheet is based on the audited balance sheet as of December 31, 2001.

B. Adjustments to the Pro Forma Condensed Balance Sheet give effect to certain assumptions, including: (a) the sale of The Meadows II Apartments in a transaction whereby the net sale proceeds were placed into an Escrow, and (b) the purchase by the Partnership of 3,000 Interests at the Offer Price of $895 per Interest pursuant to the Offer. Under this assumption, the aggregate redemption would amount to $2,685,000. It is assumed that the cost of the Offer will be $115,000. The Pro Forma Balance Sheet gives effect to the transactions as if they had occurred on the balance sheet date.

C. The actual financial position which would have been achieved during the pro forma period had the transactions occurred on the assumed date may have varied from the Pro Forma Financial
Statements, and the variations may have been material.

   DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
   PRO FORMA CONDENSED STATEMENTS OF OPERATIONS, EARNINGS PER
        INTEREST, AND RATIO OF EARNINGS TO FIXED CHARGES
              FOR THE YEAR ENDED DECEMBER 31, 2001
                          (UNAUDITED)

The following unaudited Pro Forma Condensed Statements of Operations, Earnings per Interest, and Ratio of Earnings to Fixed Charges give effect to certain assumptions, including the purchase by the Partnership of 3,000 Interests tendered by the Limited Partners at the Offer Price of $895 per Interest, pursuant to the Offer. The Pro Forma Condensed Statements of Operations, Earnings per Interest, and Ratio of Earnings to Fixed Charges give effect to the transactions as if they had occurred at the beginning of the period presented (December 31, 2001).

The pro forma information should be read in conjunction with the historical financial information for the Partnership, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the sale and the Offer occurred as of December 31, 2001. The pro forma presentation shows possible scope of the change in the historical results of operations caused by the transaction.

                              PRO FORMA
               HISTORICAL     ADJUSTMENTS     PRO FORMA

Operating Revenue$6,993,384   ($2,283,316)   $4,710,068
Operating Expenses($3,788,429) $1,217,777     ($2,570,652)
Net Operating Income$3,204,955($1,065,539)   $2,139,416
Depreciation
and amortization($1,046,892)      $386,199    ($660,693)
Net income
(loss) from
investment
property $2,158,063            ($679,340)   $1,478,723
Interest
income   $126,393                  $0         $126,393
Administrative
expenses ($193,730)                $0        ($193,730)
Net income
(loss) before
interest
expense  $2,090,726            ($679,340)    $1,411,386
Interest
expense ($2,074,106)           $490,800     ($1,583,306)

Net income
(loss) before
gain on sale
of The
Meadows II  $16,620           ($188,540)      ($171,920)

                 PRO FORMA EARNINGS PER INTEREST
Net income
(loss)
attributable
to the
Limited
Partners
 (99%)    $16,454             ($186,655)      ($170,201)
Net
income
(loss) per
Limited
Partner
Interests $1.23                                  ($16.37)
Interests
Outstanding 13,398.40            (3,000)        10,398.40

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
Earnings
(loss)
before
interest
expenses  $2,090,726                             $1,411,386
Fixed
charges   $2,074,106                             $1,583,306
Ratio
of
earnings
to fixed
charges         1.01                                   0.89

The above ratio (fixed charge ratio) compares earnings before interest expense to interest expense. It indicates how many times interest charges have been earned by the Partnership.

See Notes to Pro Forma Condensed Statements of Operations,
Earnings per Interest, and Ratio of Earnings to Fixed Charges.

DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP

Notes to Pro Forma Condensed Statements of Operations, Earnings
Per Interest, and Ratio of Earnings to Fixed Charges
For the Year ended December 31, 2002 (unaudited)

The following notes describe the assumptions underlying the Pro Forma Condensed Statements of Operations, Earnings per Interest, and Ratio of Earnings to Fixed Charges. The pro forma financial information provided herein was prepared to provide Limited Partners with information about the continuing impact of the Partnership's sale of The Meadows II Apartments and its Offer by showing how both transactions might have affected historical financial statements if the transactions had been consummated at an earlier time. The pro forma statements are intended to assist Limited Partners in analyzing the future prospects of the Partnership because they illustrate the possible scope of the change in the Partnership's historical financial position and results of operations caused by the sale of The Meadows II Apartments and the Offer.

The unaudited Pro Forma Condensed Statements of Operations, Earnings per Interest, and Ratio of Earnings to Fixed Charges were prepared to illustrate the estimated effects of the sale of The Meadows II Apartments and the Offer as if both transactions had occurred on January 1, 2001.

The unaudited Pro Forma Condensed Statements of Operations, Earnings Per Interest, and Ratio of Earnings to Fixed Charges do not purport to represent what the Partnership's results of operations, earnings per Interest, or ratio of earnings to fixed charges, would actually have been if the sale of The Meadows II Apartments and the Offer in fact had occurred on January 1, 2001, or to project the Partnership's results of operations for any period.

The unaudited Pro Forma Condensed Statements of Operations,
Earnings Per Interest, and Ratio of Earnings to Fixed Charges should be read in conjunction with the audited financial statements as of December 31, 2001 and for the year ended and the related notes thereto included elsewhere in this Offer.

A. The historical Condensed Statement of Operations is based on the audited financial statements as of and for the year ended
December 31, 2001.

B. Adjustments to the Pro Forma Condensed Statements of Operations, Earnings Per Interest, and Ratio of Earnings to Fixed Charges give effect to certain assumptions, including: (a) the sale of The Meadows II Apartments in a transaction whereby the net sale proceeds were placed into an Escrow, and (b) the purchase by the Partnership of 3,000 Interests at the Offer Price of $895 per Interest pursuant to the Offer. Under this assumption, the aggregate redemption would amount to $2,685,000. The Pro Forma Condensed Statements of Operations, Earnings Per Interest, and Ratio of Earnings to Fixed Charges give effect to the transactions as if they had occurred at the beginning of the period presented (January 1, 2001).

C. The actual results which would have been achieved during the pro forma period had the transactions occurred on the assumed date may have varied from the Pro Forma Financial Statements, and the variations may have been material.

   DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
               PRO FORMA BOOK VALUE OF INTERESTS
                           31-Dec-01

                           (Unaudited)

The following unaudited Pro Forma Book Value of Interests gives effect to certain assumptions, including the purchase by the Partnership of 3,000 Interests tendered by the Limited Partners at the Offer Price of $895 per Interest, pursuant to the Offer. The Pro Forma Balance Sheet gives effect to the transactions as if they had occurred on December 31, 2001.

The pro forma information should be read in conjunction with the historical financial information for the Partnership, but does not purport to be indicative of the financial position which may be obtained in the future or which would actually have been obtained had the sale and the Offer occurred as of December 31, 2001. The pro forma presentation shows the possible scope of the change in the historical book value caused by the transactions.

                      PRO FORMA ADJUSTMENTS
                          Sale of The    Purchase of
          Historical      Meadows II     Interests     Pro Forma

Book value
of
outstanding
Interests  ($3,613,153) $8,385,878 ($2,800,000)       $1,972,725
Number of
Interests
Outstanding  13,397.27                (3,000.00)       10,397.27
Book value
per Interest   ($270)                       $895         $190

See notes to Pro Forma Statement of Book Value of Interests.

   DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
           Notes to Pro forma Book Value Per Interest
                       December 31, 2001
                           Unaudited

The following notes describe the assumptions underlying the Pro
Forma Book Value Per Interest.

The pro forma financial information provided herein was prepared to provide Limited Partners with information about the continuing impact of the Partnership's sale of The Meadows II Apartments and its Offer by showing how both transactions might have affected historical financial statements if the transactions had been consummated at an earlier time. The pro forma statements are intended to assist Limited Partners in analyzing the future prospects of the Partnership because they illustrate the possible scope of the change in the Partnership's historical financial position and results of operations caused by the sale of The Meadows II Apartments and the Offer.

The unaudited Pro Forma Book Value Per Interest was prepared to illustrate the estimated effects of the sale of The Meadows II
Apartments and the Offer as if both transactions had occurred on December 31, 2001.

The unaudited Pro Forma Book Value Per Interest does not purport to represent what the Partnership's book value per Interest would actually have been if the sale of The Meadows II Apartments and the Offer in fact had occurred at December 31, 2001, nor does it purport to project the Partnership's book value per Interest for any future date.

The unaudited Pro Forma Book Value Per Interest should be read in conjunction with the audited financial statements as of December
31, 2001 and for the year then ended and the related notes thereto included elsewhere in this Offer.

A. The historical Book Value Per Interest is based on the audited balance sheet as of December 31, 2001.

B. Adjustments to the Pro Forma Book Value Per Interest give effect to certain assumptions, including: (a) the sale of The Meadows II Apartments in a transaction whereby the net sale proceeds were placed into an Escrow, and (b) the purchase by the Partnership of 3,000 Interests at the Offer Price of $895 per Interest pursuant to the Offer. Under this assumption the aggregate redemption would amount to $2,685,000. It is assumed that the cost of the Offer will be $115,000. The Pro Forma Book Value Per Interest gives effect to the transaction as if it had occurred on the balance sheet date.

C. The book value per Interest which would have been achieved during the pro forma period had the transactions occurred on the assumed date may have varied from the Pro Forma Financial
Statements, and the variations may have been material.

                            Appendix B
                   LIMITED PARTNERSHIP ACTIVITY

             The Purchase By the Offerors and Others

                    Number of
                    Total
                    Interests Sold           Purchases  Purchases
                    or Transferred           By            by
Calendar Repurchase to the                   the        Jeffrey
Year     Price Paid Offerors Transactions Partnership  Keierleber

1999       $550       248.34       39          0         248.34
2000       $550       211.36       33          0         211.36
2001       $550       444.17       22          0         444.17
2002       $550-600   142.63       13          0           2.50

* The Offerors may pay the difference between the $895.00 Offer Price and the sale price to certain Limited Partners who sold their interests to the Offerors during 2002, if the Offerors' offer to repurchase at a higher price, and purchase Interests in such Offer before December 31, 2002.

Limited Partnership Interests Purchased by Related Parties During
Last 60 Days

           Transaction
Purchaser  Date*              Number    Price per Interest
Jeffrey
Keierleber     03/01/02       2.50       $550
Partnership    03/22/02      26.75       $600
Partnership    03/25/02      39.00       $600
Partnership    03/26/02      48.61       $600
Partnership    03/27/02       2.00       $600
Partnership    03/30/02      19.40       $600

* All transactions were effected pursuant to private negotiations at the request of the Limited Partner.

Exhibit (a)(1)(B) Form of Letter of Acceptance

                    LETTER OF ACCEPTANCE

             To Tender Limited Partnership Interests

    Decade Companies Income Properties, A Limited Partnership

                Pursuant to the Offer to Purchase
                       Dated April 8, 2002

THIS OFFER, THE PRORATION PERIOD, AND WITHDRAWAL RIGHTS EXPIRE AT
MIDNIGHT, CENTRAL TIME, ON MAY 8, 2002, UNLESS EXTENDED.

To:  Decade Companies Income Properties, A Limited Partnership
("DCIP")
     250 Patrick Boulevard, Suite 140
     Brookfield, Wisconsin   53045-5864

(This Letter of Acceptance may be delivered to DCIP, A Limited Partnership, by mail or by hand delivery at the above address, or by facsimile transmission at (262) 792-0808. The Letter of Acceptance will be deemed to be received at the time of actual receipt at the offices of DCIP.

Ladies and Gentlemen:

The undersigned


is the Limited Partner of record and the owner of a Limited Partnership Interest (the "Interests") of Decade Companies Income Properties, A Limited Partnership (the "Partnership"). The undersigned hereby tenders to the Partnership or Mr. Keierleber, as the case may be (as set forth on page 3 of this Letter of Acceptance), in accordance with the terms and conditions of the Offerors' Offer to Purchase, dated April 8, 2002, (including the annexes thereto and this Letter of Acceptance) (collectively the "Offer"), receipt of which is hereby acknowledged.

Subject to, and effective upon, acceptance for payment of the Interests tendered herewith, the undersigned hereby sells, assigns and transfers to the Partnership all right, title, claims and interest in and to all of the Interests that are tendered hereby, and the Partnership may redeem and cancel said Interests of Mr. Keierleber may purchase. If the Interests are purchased by an affiliate of the Partnership, the affiliate will not cancel said Interests, but will continue to own them for its own account.
After acceptance for payment of the Interests by the Partnership, the undersigned will have no right, title, claims or interest in or with respect to the Interests tendered, other than the right to receive in cash the Purchase Price provided in the Offer of $895.00 per Interest. Interest means the interest of a Limited Partner representing a Capital Contribution to the Partnership of $1,000. The undersigned understands and acknowledges that the Partnership may prorate the amount of Interests accepted for purchase, as set forth in the Offer to Purchase, dated April 8, 2002.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the tendered Interests and that, when the same are accepted for payment, the Partnership will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and the same will not be subject to any adverse claim. The undersigned understands that the Partnership will cancel said Interests that it purchases. The undersigned understands that Mr. Keierleber, an affiliate of the Partnership will not cancel said Interests that it purchases. The undersigned will, upon request, execute any additional documents deemed by the Partnership to be necessary or desirable to complete the sale, assignment and transfer of the tendered Interests.

All authority conferred or agreed to be conferred in this Letter of Acceptance shall not be affected by, and shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned. Except as stated in the Offer, this tender is irrevocable.

Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for the Purchase Price in the name(s) of the registered holder(s) and at the address stated above. In the event that Special Payment Instructions are completed, please issue the check for the purchase price in the name of, and deliver said check to the person or persons at the address so indicated.

In the event that Mr. Keierleber, an affiliate of the General Partner, acquires the Interests, I as "Assignor," for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, do hereby transfer and assign to one of the General Partner ("Assignee") all of Assignor's right, title, claims, and interest in and to Assignor's Limited Partnership Interests described herein. Assignor, by the execution of this Transfer of Interest, and for the same consideration, covenants with Assignee, that Assignor is the lawful owner of and has good title to all interest stated above and the same are free and clear of all liens, encumbrances or adverse claims whatsoever, caused or occasioned by Assignor.

If you are going to tender your Interests, please sign exactly as your name(s) appears on page 1, above. See Instruction 4 before signing. If you own any Fractional Interests and decide to tender any Interests, such amount must be tendered so that the Limited Partner is left owning no Fractional Interests and at least three
(3) Interests, two (2) in the case of an IRA.

                            Interests
             Offer Price
             Per Interest   Owned  Tendered  Total Consideration
DCIP Interests $895                          $

The payment date or dates will be determined at the sole discretion of the General Partner, but is expected to be within 5 days after the Expiration Date.

(Limited Partner Signature)              (Date)   Social Security Number or
        Employer Identification
      Number


(Limited Partner Signature)              (Date)   Social Security Number or
                                                  Employer Identification
                                      Number

                   SPECIAL PAYMENT INSTRUCTIONS
                    (See Instructions 1 and 5)

                         To be completed only if payment for
                         Interests accepted for purchase by the
                         Partnership is to be made to a person
                         other than the Limited Partner(s) and at the address set forth at the beginning of this Letter.

                         Name and/or address of payee other than
                         registered owner at registered address:


 Name (please print)

 Address

 (Include Zip Code)

 (Tax ID or SS Number)

Signature guarantee, if required.

See Instruction 1.

 (Name of Institution)

 (Signature of Officer and Title)

 (Date)

                           INSTRUCTIONS

 The Following Instructions Are Part of the Terms and Conditions of the Offer

(A) Guarantee of Signature. No signature guarantee on this Letter of Acceptance is required unless payment is requested to be made to a person or persons or at an address different from that shown on the Letter of Acceptance. If payment is requested to be made to any other person or at any other address, all signatures on this Letter of Acceptance must be guaranteed by a federal or state chartered bank or savings and loan institution or by a broker-dealer that is a member of the New York Stock Exchange, Inc.

Delivery of Letter of Acceptance. This Letter of Acceptance must be delivered to the Partnership at the address and by any of the means specified in the Letter of Acceptance, and must be received by the Partnership prior to the Expiration Date as defined in the Offer. The method of delivery to the Partnership is at the election and risk of the tendering Limited Partner. However, if delivery is by mail, the Partnership recommends registered mail with return receipt requested.

Form of Tender. No alternative, conditional or contingent tenders will be accepted. If a Limited Partner tenders less than all of his Interests, only whole Interests may be retained by such Limited Partner and a minimum of three (3) full Interests, two (2) in the case of an IRA, must be retained. All tendering Limited Partners, by execution of this Letter of Acceptance (or a facsimile thereof), waive any right to receive any notice of the acceptance of their Interests as a condition thereto and understand the Partnership may prorate its purchases.

Signatures to the Letter of Acceptance. If this Letter of Acceptance is signed by the registered holder of Interests tendered hereby, the signature must correspond with the name as shown at the beginning of the Letter of Acceptance. If any of the Interests tendered hereby are owned by two or more joint owners, all such owners must sign this Letter of Acceptance. At the General Partner's sole discretion, the Partnership may accept the signature of one joint owner, provided that by executing this document such Limited Partner hereby agrees to indemnify the Partnership from claims made by the other joint owners concerning the Interests.

     If any tendered Interests are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Acceptance as there are different registrations. For example, two Letters of Acceptance would be required for Interests owned individually by Mr. X, and by Mr. and Mrs. X as joint tenants.

     If this Letter of Acceptance is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and submit proper evidence satisfactory to the Partnership of their authority to so act.

Special Payment Instructions. If a check is to be issued in the name of or at an address different from that shown at the beginning of the Letter of Acceptance, such instructions must be noted on the Letter of Acceptance and the signature of the tendering Limited Partner(s) must be guaranteed as provided in Instruction 1, above.

Waiver of Conditions. The Offerors reserve the absolute right to waive any of the specified conditions of the Offer in the case of Interests tendered.

Form W-9 Obligation. To prevent back-up federal income tax withholding equal to 31% of the payments made pursuant to the Offer, each tendering Limited Partner, who is not exempt (e.g., a corporation), must provide a correct taxpayer identification number. A substitute Form W-9 is attached and should be completed by those Limited Partners who have not forwarded a taxpayer identification number. If a Limited Partner has already forwarded a Form W-9 (or substitute), you do not need to send another Form W-9 to the Partnership.

Requests for Assistance. Questions and requests for assistance should be directed to the Partnership Manager, Mr. Michael G. Sweet, 250 Patrick Boulevard, Suite 140, Brookfield, Wisconsin 53045-5864 (phone 262-792-9200) (facsimile 262-792-0808).


                      Substitute Form W-9

REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND CERTIFICATION

Name (If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name. If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of this form.)

Name:

Business name, if different from above.

Sole proprietor. Enter your individual name as shown on your social security card on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Other entities. Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Business name:
Check appropriate box:   Individual/Sole Proprietor
   Corporation    Partnership     Other:
Address (number, street, and apt. or suite no.):

City, State, and Zip Code:

Requester's Name and Address: Decade Companies Income Properties,
                              A Limited Partnership
                         250 Patrick Blvd., Suite 140
                         Brookfield, WI   53045-5864

PART I - Taxpayer Identification Number (TIN)
Enter your TIN in the appropriate box.

For individuals this is your social security number (SSN):
        -          -                    .

However, for a resident alien: If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (TIN). Enter it in the social security number box.

However, for a sole proprietor: If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

However, for a disregarded entity: If you are an LLC that is disregarded as an entity separate from its owner, and are owned by an individual, enter your SSN (or "pre-LLC" EIN, if desired). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's EIN.

For other entities, it is your employer identification number
(EIN):            -                        .

PART II - For U.S. Payees Exempt From Backup Withholding

Individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. For more information on exempt payees, see the separate Instructions for the Requester of Form W-9.

If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding. Enter your correct TIN in Part I, write "Exempt" in Part II, and sign and date this form.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester a properly completed Form W-8BEN, W-8ECI, W-8EXP or W-8IMY, whichever is applicable.

PART III - Certification

Under penalties of perjury, I certify that:

The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN.

Sign Here
Signature of U.S. person:
                                   Date:

Exhibit (a)(1)(C) Form of Cover Letter to Limited Partners

April 8, 2002

RE:  Decade Companies Income Properties

Dear Investor:

Enclosed with this letter is an offer by the Partnership and Mr. Keierleber, severally and not jointly, to purchase your Interests for cash consideration of $895.00 per Interest. The enclosed documents consist of an Offer to Purchase, which you should read carefully, and a Letter of Acceptance.

Our records show that you own the following Interests:

      Total Interests @ $1,000 =             $

Cumulative cash distributions you have received,
  (including the April 19 distribution):     $

Net investment:                              $


Amount of cash consideration you will receive, if you
      tender all of your Interests           $


In order to accept the Offer, subject to its terms and conditions, you must complete the enclosed Letter of Acceptance and mail or deliver it to the Partnership on or before the Expiration Date.
The Letter of Acceptance must be signed by the person or persons in whose name the Interests are carried on the Partnership's records in exactly the same manner in which such name or names appear. For your convenience we have attached a label to page one of each Letter of Acceptance that indicates the name or names of the Limited Partner(s), the address of record, and the number of Interests owned. The payment for Interests which are tendered and accepted should be made on or before five days after the Expiration Date of the Offer in the name or names that appear on the label and will be mailed to the address shown on the label, unless different instructions are given on the Letter of Acceptance.

Very truly yours,


Michael Sweet
Partnership Manager

MS
Enclosures